EXHIBIT 99.1

REGISTRANT’S ANNUAL INFORMATION FORM FOR THE FISCAL YEAR ENDED
 DECEMBER 31, 2013.

ANNUAL INFORMATION FORM

March 27, 2014

MAG Silver Corp.
Suite 770 – 800 West Pender Street
Vancouver, BC, Canada  V6C 2V6

An additional copy of this Annual Information Form for the
year ended December 31, 2013 may be obtained upon request
from the Corporate Secretary of MAG Silver Corp. at the above address or from the company’s web site - www.magsilver.com.

Table of Contents
INTRODUCTORY NOTES	- 3 -
Date of Information	- 3 -
Forward Looking Statements	- 3 -
Currency and Exchange Rates	- 5 -
Metric Equivalents	- 6 -
Financial Data in this AIF	- 6 -
Defined Terms	- 6 -
Cautionary Statement Regarding Non-IFRS Measures	- 6 -
CORPORATE STRUCTURE	- 7 -
Intercorporate Relationships	- 7 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 9 -
Three Year History	- 10 -
DESCRIPTION OF THE BUSINESS	- 17 -
General	- 17 -
Principal Markets	- 17 -
Adjacent Property Disclosure	- 17 -
Cautionary Note to Investors Concerning Estimates of Mineral Resources	- 17 -
Technical Information	- 18 -
Passive Foreign Investment Company	- 18 -
Employees	- 18 -
Competitive Conditions	- 18 -
Economic Dependence	- 19 -
CARRYING ON BUSINESS IN MEXICO	- 19 -
RISK FACTORS	- 23 -
MINERAL PROJECTS	- 40 -
DIVIDENDS	- 84 -
DESCRIPTION OF CAPITAL STRUCTURE	- 84 -
Common Shares	- 84 -
Shareholder Rights Plan	- 85 -
Stock Options	- 85 -
MARKET FOR SECURITIES	- 86 -
Trading Price and Volume	- 86 -
Prior Sales	- 86 -
DIRECTORS AND OFFICERS	- 87 -
Name, Occupation and Security Holding	- 87 -
Conflicts of Interest	- 90 -
Audit Committee	- 91 -
Compensation Committee	- 93 -
Corporate Governance and Nomination Committee	- 93 -
Disclosure Committee	- 93 -
Finance Committee	- 94 -
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	- 94 -
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 94 -
TRANSFER AGENTS AND REGISTRARS	- 95 -
MATERIAL CONTRACTS	- 95 -
INTERESTS OF EXPERTS	- 95 -
ADDITIONAL INFORMATION	- 96 -
Schedule "A"	- 97 -
Schedule "B"	- 103 -

INTRODUCTORY NOTES

In this Annual Information Form (“AIF”), unless the context otherwise dictates, “we”, “MAG” or the “Company” refers to MAG Silver Corp. and its subsidiaries.

Date of Information

All information in this AIF is as of December 31, 2013 unless otherwise indicated.

Cautionary Statement on Forward-Looking Information

This AIF and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws.  Such forward-looking statements and information include, but are not limited to:

•	the future price of silver, gold, lead and zinc;
•	the estimation of mineral resources;
•	preliminary economic estimates relating to the Juanicipio Project (as defined herein);
•	estimates of the time and amount of future silver, gold, lead and zinc production for specific operations;
•	estimated future exploration and development expenditures and other expenses for specific operations;
•	permitting time lines;
•	the Company’s expectations regarding impairments of mineral properties;
•	the Company’s expectations regarding its negotiations with the Ejido to obtain surface access to the Cinco de Mayo project;
•	the anticipated timing of an updated technical report for Minera Juanicipio (as defined herein);
•	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;
•	litigation risks;
•	currency fluctuations; and
•	environmental risks and reclamation cost.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	the potential for no commercially mineable deposits due to the speculative nature of the Company’s business;

•	none of the properties in which the Company has an interest having any mineral reserves;
•	estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise;
•	no guarantee of surface rights for the Company’s mineral properties;
•	no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;
•	risks related to all of the properties in which the Company has an interest being located in Mexico;
•	the effect of global economic and political instability on the Company’s business;
•	risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties;
•	the Company’s history of losses and no revenues from operations;
•	risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties due to a lack of adequate funding;
•
risks related to the development of the Juanicipio Project, particularly, Minera Juanicipio not yet having made a formal “production decision”, and no guarantee that the financial results and the contemplated development timeline will be consistent with the UPEA (as defined herein);

•	risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties;
•	risks related to the Company being a minority shareholder of Minera Juanicipio;
•	risks related to disputes with joint venture partners;
•	risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business;
•	the potential for legal proceedings to be brought against the Company;
•	risks related to environmental regulations;
•	the highly competitive nature of mineral exploration industry;
•	risks related to equipment shortages, access restrictions and lack of infrastructure;
•	the Company’s dependence upon qualified management;
•	risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;
•	currency fluctuations (particularly the C$/US$ and US$/Mexican Peso exchange rates) and inflationary pressures;
•	risks related to mining operations generally;
•	risks related to fluctuation of mineral prices and marketability;
•	the Company being subject to anti-corruption laws, human rights laws, and Mexican Foreign Investment and Income Tax Laws;
•	the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies;
•	risks related to maintaining adequate internal control over financial reporting;
•	funding and property commitments resulting in dilution to the Company’s shareholders;
•	the volatility of the price of the Company’s Common Shares;
•	the absence of a liquid trading market for the Company’s Common Shares;
•	the likelihood of the Company being a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders;
•
the difficulty of effecting service of process or enforcing any judgments against the Company within the United States , as the Company, its principals and assets are located outside of the United States;

•	all of the Company’s assets being located outside of Canada;

•	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;
•	risks related to dilution to existing shareholders if stock options are exercised; and
•	the history of the Company with respect to not paying dividends and no intention to pay dividends in the foreseeable future.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this AIF under the heading “Risk Factors” and documents incorporated by reference herein.  The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Currency and Exchange Rates

All dollar amounts referred to in this AIF are expressed in United States dollars (“US$”) except where indicated otherwise. The Company’s accounts are reported in a US$ presentation currency. All references to “dollars” ir “$” are to US$ except where indicated otherwise. All references to “pesos” are to Mexican pesos. The Company incurs expenditures primarily in US$, and to a lessor extent in Canadian dollars (“C$”), and pesos.

The following table sets forth the rate of exchange for the C$ expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

Canadian dollars, as expressed in US dollars	Year Ended December 31
	2013	2012	2011
Rate at end of period	$0.9402	$1.0051	$0.9833
Average rate for period	$0.9666	$1.0012	$1.0111
High for period	$1.0164	$1.0299	$1.0583
Low for period	$0.9348	$0.9599	$0.9430

The noon rate of exchange on March 27, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals $0.9044.

The following table sets forth the rate of exchange for the Mexican Peso expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican Pesos into United States dollars (“Official Closing Rate”):

Mexican pesos, as expressed in US dollars	Year Ended December 31
	2013	2012	2011
Rate at end of period	$0.0765	$0.0770	$0.0715
Average rate for period	$0.0779	$0.0760	$0.0801
High for period	$0.0835	$0.0792	$0.0869
Low for period	$0.0744	$0.0695	$0.0702

The Official Closing Rate of exchange on March 27, 2014 as reported by the Banco de Mexico for the conversion of Mexican Pesos into United States dollars was $1.00 Pesos equals $0.0762.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Tons	Tonnes	0.907185
Troy Ounces/ton (“opt”)	Grams/Tonne (“g/t”)	34.2857

Financial Data in this AIF

Financial information reported in this AIF is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Defined Terms

A glossary of certain terms used in this AIF is attached as Schedule “B”.  Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

Cautionary Statement Regarding Non-IFRS Measures

This AIF includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including cash cost per ounce of silver. These terms and measures do not have a standardized meaning prescribed by IFRS.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures should be read in conjunction with the Company’s financial statements.

CORPORATE STRUCTURE

MAG Silver Corp. was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

The Company’s head office is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. The Company’s registered office is located at 1600 – 925 West Georgia Street, Vancouver, British Columbia Canada, V6C 3L2.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

Lagartos is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”), and Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”), holds the remaining 56% interest in Minera Juanicipio.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44% (the “Juanicipio Joint Venture”). See more detail at “Description of the Business – The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Moliere 222- 4th Floor, Los Morales-Palmas, C.P. 11540, México, D.F.

On October 18, 2010 the Company internally restructured its Mexican property holdings. Two new Mexican subsidiaries were created, Minera Pozo Seco S.A. de C.V. (“Minera Pozo Seco”) and Minera Sierra Vieja S.A. de C.V., (“Sierra Vieja”), and properties with common attributes were grouped together in order to provide the Company with more flexibility in managing its properties.  The Cinco de Mayo property was transferred to Minera Pozo Seco, and the Don Fippi (Batopilas), Guigui, and various other properties and property option interests held at the time were transferred to Sierra Vieja. The Lagartos properties and its 44% interest in Minera Juanicipio remain in Lagartos.  See Exhibit I below.

The Company, through various subsidiaries (as detailed in Exhibit 1 below), is the beneficial owner of 99% of the issued Class I shares of both Minera Pozo Seco and Sierra Vieja.  The remaining 1% of the issued Class I shares of each of Minera Pozo Seco and Sierra Vieja are held by Dan MacInnis, a director of the Company. The Company effectively has 100% beneficial ownership of both Minera Pozo Seco and Sierra Vieja. The registered and records office of each is located at Paseo de Los Tamarindos No. 60, 3rd floor, Colonia Bosques de Las Lomas, 05120 Mexico, Federal District, Mexico.

Exhibit 1: Corporate structure as at December 31, 2013 (and March 27, 2014):

The following table lists the subsidiaries of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary:

Name	Percentage of Ownership	Jurisdiction of Organization
Minera Los Lagartos, S.A. DE C.V.	100%(1)	Mexican Republic
Minera Juanicipio, S.A. DE C.V.	44%(2)	Mexican Republic
0890887 B.C. Ltd.	100%(3)	Canada

Name	Percentage of Ownership	Jurisdiction of Organization
0891512 B.C. Ltd.	100%(3)	Canada
0892249 B.C. Ltd.	100%(3)	Canada
DSUB0890887 Cooperatief U.A.	100%(4)	Netherlands
STPF B.V.	100%(5)	Netherlands
Minera Pozo Seco S.A. DE C.V.	100%(6)	Mexico
Minera Sierra Vieja S.A. DE C.V.	100%(6)	Mexico

Notes:
(1) On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s interests in the Juanicipio claim were held by Lagartos.

(2) 44% interest is owned by Lagartos, which in turn is wholly owned by the Company.

(3) 0890887 B.C. Ltd., 0892249 B.C. Ltd., and 0891512 B.C. Ltd. were incorporated on September 21, 2010, September 28, 2010, and October 6, 2010, respectively and are wholly owned by the Company.

(4) DSUB0890887 Cooperatief U.A. was incorporated on October 11, 2010 in the jurisdiction of the Netherlands, and is wholly owned by 0890887 B.C. Ltd. and 0892249 B.C. Ltd.

(5) STPF B.V. was acquired by DSUB0890887 Cooperatief U.A. on October 12, 2010.

(6) Minera Pozo Seco and Sierra Vieja were incorporated in Mexico on September 27, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

MAG is a company based in Vancouver, British Columbia, Canada focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company’s Common Shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT LLC (formerly NYSE.A) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The Company’s two material properties at the date of this AIF are its 44% joint venture interest in the Juanicipio property and the 100% owned Cinco de Mayo property. The Juanicipio property is the most advanced and has been the most significant valuation factor for the Company. Although a formal production decision has not been made, on October 28, 2013, MAG announced that the Minera Juanicipio had commenced underground development at the Juanicipio property.  The underground development and all exploration drilling on the Juanicipio property are conducted by the project operator Fresnillo.  The Company’s share of Juancipio exploration and development costs are funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, costs are incurred directly by MAG related to direct oversight of the field and drilling programs executed on the Juanicipio property.  Exploration and drilling on Cinco de Mayo and on the Company’s other properties is managed directly by MAG, through contracted service providers in Mexico (drilling companies, assay companies, etc.) as the Company has no direct employees in Mexcio. All the work is overseen and supervised by Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”), related companies to MAG (see “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below).  Costs incurred by Cascabel and IMDEX on behalf of MAG, are charged to the Company on a ‘cost+10%’ reimbursement basis.

THREE YEAR HISTORY

Year Ended December 31, 2011

Juanicipio Property

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 with respect to the arbitration proceedings commenced by the Company in 2009 against Fresnillo. The International Court of Arbitration of the International Chamber of Commerce (“ICC”) upheld MAG's interpretation that Fresnillo’s unsolicited hostile takeover offer in late 2008 and 2009 breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG $1.86 million in damages.  The damage award represented MAG's direct costs of defending Fresnillo’s improper take-over bid.  More importantly, by upholding the standstill provision, the ICC confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo (there is no expiry on the standstill provision). On May 31, 2011, MAG received payment of the $1.86 million award from Fresnillo.

In 2011, Minera Juanicipio drilled 27,870 metres of drilling in 37 holes, the work for which was funded proportionately 44% by the Company, and 56% by Fresnillo.

In 2010, Minera Juanicipio had commissioned a National Instrument 43-101 compliant Updated Preliminary Economic Assessment (“UPEA”) to be prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”).  In July 2011, it was determined by Minera Juanicipio that the UPEA should be completed based on an updated independent resource estimate.  Strathcona Mineral Services Limited (“SMS”) was therefore contracted by Minera Juanicipio to prepare the independent NI 43-101 Mineral Resource estimate based on drilling done up to June 2011, which would be used by AMC as a basis for the UPEA.  The updated SMS resource estimate was completed in November 2011, at which time AMC commenced work on the UPEA using the block model developed by SMS as the basis for the study.

Concurrent with the SMS resource estimate, on December 19, 2011, the Company announced an independent updated Mineral Resource estimate commissioned independently by MAG and completed by RPA (the “August 2011 RPA estimate”) for the Juanicipio property. The August 2011 RPA estimate was based on drill results available to August 5, 2011 and was prepared on behalf of the Company, in parallel with the June 2011 estimate by SMS.

Cinco de Mayo Property

During the year ended December 31, 2011, the Company incurred exploration and evaluation expenditures at Cinco de Mayo in connection with 25,716 metres of drilling in 49 holes.

In November 2011, the Company announced results of seven holes that were drilled on 200-250 metre centres over the 1,200 metre strike length of the Bridge Zone.  All seven holes cut massive sulphides at 220 to 365 metres vertical depth.  Combined with earlier drilling, continuous silver-lead-zinc manto mineralization now appears to extend for at least 4,000 metres from the northern end of the Jose Manto zone to the Cinco de Mayo Ridge intercepts.

In March 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from exploration drilling in the “Polaris” area in the northwestern part of the Cinco de Mayo property. The first two holes in the area hit what appeared to be the same set of sheeted sulphide replacement veins. The intercepts were approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. These holes were the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo.

Year Ended December 31, 2012

In September 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321. The intended use the net proceeds from the offering ($31,286,353) was to fund its share of the 2012 approved permitting and underground development program for Juanicipio (see “Juanicipio Property” below), for the exploration advancement of Cinco de Mayo and its other properties, and for general corporate purposes.

In 2012, costs were incurred dealing and negotiating with a dissident group of MAG shareholders which collectively held approximately 9.76% of MAG's outstanding shares at the time.  The Company ultimately reached an agreement with the group on September 4, 2012 whereby MAG agreed to nominate Richard Clark and Peter Barnes for election to the board at the annual and special meeting (“Annual Meeting”) of shareholders held on October 5, 2012. At the Annual Meeting, Mr. Clark and Mr. Barnes along with seven of the existing members of MAG's board were elected.

In total, MAG drilled over 42,000 metres on four of its projects in 2012, and an additional 28,888 metres was drilled by the Juanicipio Joint Venture, Minera Juanicipio.

Juanicipio Property

      Updated Preliminary Economic Assessment

In June 2012, the Company announced the results of the UPEA undertaken by AMC and a NI 43-101 technical report, entitled “Technical Report for Minera Juanicipio S.A. de C.V.” documenting the economic assessment, was filed on SEDAR on July 16, 2012 (“UPEA”). See “Mineral Projects” below for a summary of the highlights of the UPEA.  The UPEA was expected to provide an important catalyst for Minera Juanicipio and open a pathway for the next step in its development, and has since formed the basis for the start of the underground development (see “Year ended December 31, 2013” below).

      Underground Development Program

With the completion of the UPEA, MAG and Fresnillo have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved an 18 month mine permitting and underground development budget of $25.4 million (the “Initial Development Budget”).  The majority of this budget was rolled over into 2013 and 2014 because of development permitting delays resulting from the Mexican government changeover late in 2012.  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development. The proposed work plan is based on recommendations provided to Minera Juanicipio in the UPEA.

The development program will be managed by Fresnillo as operators of the Joint Venture.

Cinco de Mayo Property

During the year ended December 31, 2012, the Company incurred exploration and evaluation expenditures at the Cinco de Mayo property in connection with 33,067 metres of drilling in 54 holes. Overall, the 2012 drilling demonstrated that mineralization is continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone.”

      Hole CM12-431: The Pegaso Zone

In mid-June 2012, exploration hole CM12-431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone,” which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo.  The Company believes that the mineralization in the upper intercepts of hole CM12-431 may connect to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

      Upper Manto Inferred Mineral Resource

In October 2012, the Company announced that RPA completed the first independent Mineral Resource estimate for the Upper Manto (Bridge Zone/Jose Manto).  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead and 6.47% zinc (9.33% lead plus zinc).  An economic cut-off grade set at a net smelter return (“NSR”) of US$100 per tonne was applied as the base case for this initial resource estimate.  The NI 43-101 Technical Report, entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico” was filed on SEDAR on November 16, 2012.

Overall, the near-surface Upper Manto mineralization appears higher in silver and lead than the deeper Pegaso Zone mineralization which is richer in zinc, copper and gold. The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization.

      “Soil Use Change Permit” and surface access

As of May, 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  These permits incorporate verification of mining concession title, compliance with environmental norms, and surface access permissions.  During the latter part of 2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the necessary Soil Use Change Permits. The Company had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area from the Ejido members, who along with the Federal Agrarian Authority had ratified the purchase. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase, claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights , rather than rights to exclusive areas of the property.

The Company had anticipated obtaining the requisite access permission and final permit approval early in 2013. However, on November 17, 2012 at what the Company believes was an illegally constituted meeting, the Ejido voted to expel MAG from its Cinco de Mayo property and establish a 100 year mining moratorium over Northern Chihuahua. The Company noted that it has been advised by its Mexican legal advisors that the Ejido Assembly has no ability in law to impose a ban on mining.  Several Ejido members challenged the meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  A court hearing was scheduled for the first quarter of 2013.  MAG was confident that the meeting and the illegal resolutions would be nullified.  Once the expected nullification of the November 17, 2012 meeting was issued, the Company had planned to ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules would be respected and the vote properly conducted.

Permission of the Ejido assembly is required to obtain surface access, and although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

Year Ended December 31, 2013

The Company’s exploration and evaluation activity on its own 100% owned properties was minimal in the year ended December 31, 2013.  Since April 2013 there has been significant volatility and a negative trend in the market prices for silver, gold and various base metals.  In addition, poor market conditions have recently prevailed, making equity funding for exploration projects challenging. Given these prevailing market conditions and the desire to preserve cash for core projects, management determined that some of the Company’s non-core assets should be abandoned and written off.  In the year ended December 31, 2013, the Lagartos Properties, specifically the “Lagartos NW,” “Largarots SE” and “Lagartos V” claims were written off, along with the 100% owned Lorena and Nuevo Mundo claims and their respective concessions were either not renewed in the year or will not be renewed going forward.  The Mojina property was also considered impaired, and the option earn in agreement was terminated and its associated exploration and evaluation costs were written off.

During the year ended December 31, 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 upon signing the agreement, and to earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling.  Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Although Mr. Dan MacInnis will remain as an integral member of the board of directors, Mr. MacInnis announced his retirement as President and CEO of the Company, effective October 14, 2013.  Mr. George Paspalas, who has held senior management positions at Silver Standard, Placer Dome, and most recently CEO of Aurizon Mines Ltd., was appointed as the successor on October 15, 2013.  Mr. Paspalas brings a wealth of technical, operating and capital market experience to the Company, as it transitions itself to the next level of project development.

Juanicipio Property

Minera Juanicipio began the development permitting process in the fall of 2012 (see “Year ended December 31, 2012” above) with the expectation of commencing the underground decline development in the first half of 2013.  However, due to development permitting delays resulting from the recent Mexican government changeover, the start of the decline development was unavoidably delayed.  On October 28, 2013, the Company announced that its joint venture partner Fresnillo, as operator, had commenced the underground development at the Juanicipio project.  The initiation of underground work followed a year of engineering, hydrological and environmental studies in support of required permits. With the portal area preparation complete, a continuous miner started excavating the uppermost part of the access ramp.

This initial underground work is being carried out under the previously approved $25.4 million Initial Development Budget, although the permitting delays have extend the time-line for executing this budget through 2014 and into 2015.

Infill drilling - Valdecañas Vein

The 2012 Initial Development Budget proposed 35,000 metres of infill drilling on a maximum of 75 metre centres along the Valdecañas Vein, designed to convert inferred mineral resources to indicated mineral resources.  To December 31, 2013, a total 40 infill holes had been completed by Fresnillo as operator, with 6 holes left in the infill drill program to be completed in 2014. The results to date have been as expected showing the typical metal zoning of Fresnillo-style veins in the district.

2013 Exploration Program

The 2013 exploration budget for Minera Juanicipio included 13,033 metres of drilling to explore for additional veins and to delineate the high grade ore shoot emerging on the Juanicipio Vein.  However, permitting for some of the areas where exploration drilling was planned took longer than expected and the majority of drilling in 2013 was ultimately concentrated on infill drilling on the Valdecañas Vein (see above).  Infill drilling designed to convert inferred mineral resources to indicated mineral resources, is part of the Initial Development Budget referred to above, and is excluded from the 2013 exploration budget.

Cinco de Mayo Property

No drilling or active exploration was undertaken on the Company’s 100% owned Cinco de Mayo Project in 2013.  The Company has been in the process of negotiating a renewed surface access agreement with the local Ejido, since it was asked to vacate the property in November 2012 at what the Company maintains was an illegally constituted Ejido Assembly (see “Soil Use Change Permit” and surface access above in “Year Ended December 31, 2012”).  In the year ended December 31, 2013, the Company incurred exploration and evaluation costs of $2,149,219 on the Cinco de Mayo property.  The principal focus of work has been in preparation for these negotiations and has included meetings with Chihuahua State, Municipal, and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico. This process was protracted due to the political transition period as the new party and Presidency assumed operation of the Mexican government in December 2012, coupled with Municipal elections held in July 2013.

Various Ejido members legally challenged the November 2012 Assembly meeting, on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the Ejido administration to provide original documents for the meeting, which they failed to provide, so the judge declared their participation ended.  As a result of back log of rulings, the judge’s formal ruling had still not been rendered as at year end, but was issued subsequent to year end in February 2014 (see “Current Fiscal Year (Subsequent to December 31, 2013)” below).

Current Fiscal Year (Subsequent to December 31, 2013)

MAG continues to work with Fresnillo to progress the Juanicipio Property in accordance with the recommendations of the UPEA, and the Company continues the negotiation process with the local Ejido to renew its surface rights access on the Cinco de Mayo property.

Juanicipio Property

As noted above in the “Year ended December 31, 2013,” the Company announced that Minera Juanicipio had commenced underground development at the Juanicipio property on October 28, 2013, based on the recommendations made to it in the 2012 UPEA.  The current year’s proposed 2014 Minera Juanicipio development budget is focused primarily on the ramp advancement, as well as on metalurgical and geotechnical studies.

On February 21, 2014, the Company advanced funds to Minera Juanicipio, representing its 44% share of budgeted exploration and development activities through June 2014.

On March 12, 2014, MAG announced that the contractor hired by Fresnillo to construct the ramp decline on behalf of the Minera Juanicipio, had received its full explosives permit from the Mexican Ministry of Defense.  Development of the Juanicipio ramp decline is now being advanced with conventional drill and blast cycles as well as with the continuous miner. Up to this point, all decline advancement had been accomplished solely with a continuous miner, and the rate of advance slowed at times when zones of harder rock were encountered.  With the explosives permit in hand and the addition of conventional drill and blast cycles, the advance rate should improve substantially.

In addition to the Juanicipio development, significant exploration work is also budgeted by Minera Juanicipio for 2014 to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.

Cinco de Mayo Property

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido, since it was asked to vacate the property in November 2012 at what the Company maintains was an illegally constituted Ejido Assembly (see ““Soil Use Change Permit” and surface access” above in the Year Ended December 31, 2012).  Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company was recently notified that the Tribunal rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same Ejido members, and should be considered by the second quarter of 2014.

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

The Company continues to work diligently with State and local officials to negotiate renewed access to the Company’s mining claims.  MAG believes that the access issue is a temporary delay, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

For more information on the Company’s progress and intentions for its material properties please refer to the “Mineral Projects” section below.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration and predevelopment stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Principal Markets

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company’s Common Shares were listed on the American Stock Exchange (now the NYSE MKT LLC) under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission (the “SEC”) take the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This AIF contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

This AIF uses the terms "Indicated Mineral Resources" and “Inferred Mineral Resources”. MAG advises investors that although these terms comply with Canadian reporting standards under NI 43-101, the SEC does not recognize these terms and U.S. companies are generally not permitted to disclose resources in documents that they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in place tonnage and grade without reference to unit measures.

Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable indicated and inferred mineral resources that are not mineral resources do not have demonstrated economic viability.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF relating to Mineral Reserves or Mineral Resources is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or that has been reviewed and approved by, Dr. Peter Megaw, Ph.D., C.P.G., who is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

Employees

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada.  As of December 31, 2013, the Company had eight full time employees.

Specialized Skill and Knowledge

Many aspects of MAG’s business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, engineering, accounting and mine planning. MAG has found that it has been able to locate and retain such employees when needed.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Economic Dependence

The Juanicipio property, in which the Company owns a 44% joint venture interest, is considered one of the two material properties of the Company, and of all of the Company’s properties, the Juanicipio property is the most advanced and has been the most important valuation factor for the Company.  The Company’s interest in the Juanicipio property is held through its indirect 44% ownership of Minera Juanicipio, and is governed by the terms of the Shareholders Agreement with Fresnillo.

The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provide effective control to Fresnillo over many of the activities of Minera Juanicipio, as Fresnillo holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.  The Shareholders Agreement also calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could have its interest in Minera Juanicipio diluted entirely.

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulations

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the 2006 amendments to the Mexican Mining Law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Although the Law of Foreign Investment provides that mineral concessions may also be obtained by foreign citizens or foreign corporations, the Mexican Mining Law provides that such concessions may only be granted to Mexican citizens or Mexican corporations.  Thus, foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico.  Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.

The Mexican Mining Law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium or economic consideration in connection with claims or allotments contracted directly from the Mexican Geological Service that have been awarded pursuant to a public bid process.  None of the property interests held by Lagartos, Minera Pozo Seco or Sierra Vieja are under such fee regime.  However, holders of mining concessions are required to pay mining duties which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulations

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The main federal Environmental Law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos (the “General Law for Integrated Waste Management”) and its regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos (the “Regulations to the General Law for Integrated Waste Prevention and Management”), which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, which may include mining projects.

On June 7, 2013, the Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Liability) was enacted, under which any person or entity that directly or indirectly (for action or omission) causes damage to the environment, will be held liable and obliged to: i) repair the damage, or in the event that such repair is not possible; ii) pay compensatory damages, subject to a corresponding judicial, administrative or criminal proceeding.

Applicable Environmental Laws contemplate the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

In addition, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes (including specific Mexican Official Norms for the handling of mining tailings, which are considered  mining hazardous wastes) and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-2011 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT”, for its initials in Spanish) is the federal agency in charge of establishing and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA”, for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application and the fulfillment of the necessary requirements by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Description of the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one United States dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate (Mxn peso/US$)
2013	12.8411
2012	13.1657
2011	12.4804
2010	12.6555
2009	13.5542

Value Added Tax (“VAT”)

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of goods and services at a rate of 16% percent.  Exports and other specified items may be subject to a 0% rate.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

Income Tax – New Tax Regime Effective January 1, 2014

The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect operating mining companies in Mexico. The changes affecting the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes.  Should the tax reform changes remain in place once Minera Juanicipio or any of its other properties are in production, it will be subjected to the new tax regime.  The effects of these changes have not been reflected in the 2012 UPEA.  However, various industry lobbying and challenges are expected over the next several years, and possible tax planning opportunities may exist to reduce the impact of the tax changes. Previous similar attempts at implementing mining royalty fees in Mexico have subsequently been eliminated after implantation. Managements’ initial assessment of the tax reform changes is that they will not have an impact on the viability of the Juanicipio project.

Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled.

An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.

Other general tax amendments are referred to in the “Mexican Foreign Investment and Income Tax Laws apply to the Company” Section.

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Risks Relating to the Company’s Business Operations

Mineral exploration and development is a highly speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.

Exploration for minerals is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

None of the properties in which the Company has an interest has any mineral reserves.

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. The resource estimates contained in the UPEA are indicated and inferred resource estimates only and no assurance can be given that any particular level of recovery of silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. In particular, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Further, the UPEA is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described therein and herein, and there can be no assurance that actual costs will not be higher than anticipated. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company's properties. Substantial expenditures would be required to establish mineral reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material  to proven or probable reserves may be greater than the Company reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish mineral reserves at its properties. The failure to establish mineral reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

The properties in which the Company has a 100% interest are in the exploration stage, and most exploration projects do not result in commercially mineable deposits.

Other than the Juanicipio Project where development has commenced, all of the Company’s property interests are at the exploration stage. None of the Company’s properties have known commercial quantities of minerals.  Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined.  Even if the Company completes its exploration programs and is successful in identifying mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores.

Estimates of reserves and resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate.  For example, the UPEA includes a resource estimate prepared by SNS in accordance with NI 43-101.  A separate resource estimate prepared by RPA in accordance with NI 43-101 is different than the resource estimate prepared by SNS (see the Annual Information Form for a comparison of the resource estimates). Fresnillo prepares its own resource estimate annually.  Such estimates are different than those used in the UPEA or the resource estimate prepared by RPA. In general, Fresnillo’s estimates reflect an increase to the size of the resource but a lower grade. If the grade of the resource was lower, there would be a negative impact on the economics of the Juanicipio Project. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

Estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource figures referred to in the UPEA, the resource estimate prepared by RPA, this AIF and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or ore to waste ratio or extended declines in market prices for silver and precious metals may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

Rights to use the surface of the Company’s mineral properties are not guaranteed.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  Some properties, like Juanicipio Project, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. The Company’s interest in a property could be adversely affected by an inability to obtain Ejido surface access permissions. In the case of the Cinco de Mayo Property some members of the local Ejido are aligned against the Company having access to the surface rights, and the Company was asked to vacate the property on November 2012 at what the Company believes was an illegally constituted Ejido Assembly. A subsequent legal challenge to the legality of the Assembly was rejected and an appeal has been filed. Although the Company is currently in the process of negotiating surface access to the Cinco de Mayo Property with the Ejido, there is no assurance that a surface access agreement will be attained, in which case the Company’s interest in the property may be permanently impaired.

There is no guarantee that licenses and permits required by the Company to conduct its business will be obtained, which may result in the Company losing its interest in the subject property.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s control. For example, the Company has been prevented from obtaining the Soil Use Change Permit required for the Cinco de Mayo Property due to the opposition from certain members of the local Ejido described above. In addition, development permitting delays resulting from the recent Mexican government changeover delayed the start of the decline development at the Juanicipio Project. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company does obtain, may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration, development or mining work, which may result in increased costs, delay in activities or the Company losing its interest in the subject property.

The properties in which the Company has an interest are in Mexico.

The Company’s operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  In addition, there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business.

Economic and political instability may affect the Company’s business.

The volatile global economic environment has created market uncertainty and volatility in recent years.  From mid-calendar 2008 until early 2009 there was a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Similar instability in the market for metal commodities has been experienced since April 2013. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization was significantly reduced during that period.  Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt situation, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

There are no assurances with respect to the relative strength and stability of future metal markets.  Although the Company remains financially strong, its liquidity and long term ability to raise the capital required to execute its business plans may be affected by market volatilities.

The Company's future profitability and the viability of development depends in part upon the world market price of silver. Prices fluctuate widely and are affected by numerous factors beyond the Company's control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.

Prices and availability of commodities consumed or used in connection with exploration and development and mining, such as natural gas, diesel, oil and electricity, also fluctuate, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company's operating costs or the timing and costs of various projects.

The Company assesses on an quarterly basis the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s material mineral properties have not been impaired at this time. However, in the year ended December 31, 2013, non-core exploration and evaluation assets totaling $17 million were written off. Should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, further impairment of the Company’s mineral properties may be required.

Risks Relating to Financing the Company’s Business Operations

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

The Company’s expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company will require significant additional capital in the future to meet its project-related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements.

The Company has a history of losses and values attributed to the Company’s assets may not be realizable.

The Company has a history of losses and has no revenues from operations. None of the Company's properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all. The Company has no proven history of performance, revenues, earnings or success. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company’s future liquidity will depend upon its ability to arrange significant additional debt or equity financing.

The Company’s future liquidity is dependent upon the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis. Given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.

Sufficient funding may not be available to the Company for further exploration and development of its property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties.  If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. The Company also has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. Accordingly, additional financing will be required to secure ownership of these properties.  Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF.

The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

Risks Relating to the Development of the Juanicipio Project

Minera Juanicipio has not yet made a formal “Production Decision” at Juanicipio.

A feasibility study confirming the economic feasibility of the Minera Juanicipio project is contemplated as a condition precedent to the joint venture parties making a development decision. Minera Juanicipio has not completed a feasibility study on the Juanicipio Project and, accordingly, a formal “production decision” has not yet been considered by the Company and Fresnillo. The decision to commence the underground development and the access decline at the Juanicipio Project was made based on the results of the UPEA.  While the approval of an initial $25.4 million development budget, consistent with the recommendations of the UPEA, was unanimously approved by both shareholders of Minera Juanicipio, further development budgets have yet to be prepared and considered. Although Fresnillo has indicated in its public presentations that it expects Minera Juanicipio to be in production by 2018, there are no assurances that a formal development decision will be made or that production will be achieved by that date.

The financial results and the contemplated development timeline to production may not be consistent with the UPEA.

The Company has not completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, there is no estimate of mineral reserves. Rather, any decision to continue the development of the Juanicipio Project will be based upon the results of the UPEA, until, and if and when, further technical studies are completed. The UPEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the estimates described in the UPEA will be realized. As a result, there are additional risks in commencing and completing construction based upon the UPEA including additional risks as to the size and grade of the resource, capital and operating costs, mineral recovery and financial viability. There is no guarantee that the construction will be completed or, if completed, that production will begin or that operating or financial results will be consistent with the UPEA.

The Juanicipio capital requirements and timeline to production contemplated in the UPEA are subject to uncertainty

The UPEA estimated total Juanicipio project capital of $302 million inclusive of capitalized operating costs (MAG’s share is US$133 million), over 3.5 years from the start of development. The Company has not completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, these estimates are subject uncertainty.  The UPEA is preliminary in nature and there is no certainty that the estimates described in the UPEA will be realized. As a result, there are additional risks in commencing and completing construction based upon the UPEA including that actual capital costs may significantly exceed $302 million, and that the timeline to production may be longer than 3.5 years.

Risks Relating to the Company’s Property Titles

The Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.

The Company's mineral property rights may be subject to prior unregistered agreements, transfers and claims and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.

Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.

All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Risks Related to Minority Investment in the Juanicipio Property

The Company is a minority shareholder of Minera Juanicipio and therefore may be dependent on, and subject to, the decisions of the majority shareholder.

The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provide effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the by-laws of Minera Juanicipio and applicable law.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods.  If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether.  Fresnillo is a much larger entity with far greater access to financial resources than the Company.

The Company holds interests through earn in option agreements and joint ventures and therefore may be adversely impacted by disputes with optionors and joint venture partners.

The Company’s interest in the Salamandra Project (a non-material property at this time) is subject to the risks normally associated with option earn in agreements.

The Company’s interest in the Juanicipio Project is also subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held through joint ventures: disagreement with joint venture partners on how to conduct business efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (the “ICC”), and in May 2011, the Company announced that it had received a favourable unanimous ruling, dated April 28, 2011, of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against its joint venture partner, Fresnillo. In its ruling, the arbitral tribunal awarded MAG $1.86 million in damages.  Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

The Company has significant shareholders that may able to exert influence over the direction of the Company’s business.

Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at March 27, 2014, the Company believes that Fresnillo and Mason Hill Advisors LLC (“Mason Hill”) currently hold approximately 16.2% and 12.22%, respectively, of the Company’s Common Shares. Accordingly, Fresnillo and Mason Hill, either in unison and/or individually, may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including mergers and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of shareholders takes place in such shareholder meetings, Fresnillo and/or Mason Hill may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

Further, the significant ownership of Common Shares by Fresnillo and Mason Hill may affect the market price and liquidity of the Common Shares. The effect of these rights and Fresnillo and Mason Hill’s influence may impact the price that investors are willing to pay for Common Shares. If either party sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that has: a) made a hostile bid attempt; b) is the operator of the Juanicipio Project; and c) has substantial property holdings surrounding the Juanicipio property, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, Minera Juanicipio may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

Other Business Risks

The Company may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees.

All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, the Company may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company's liability insurance may not fully cover such claims. See also “The Company holds interests through joint ventures and therefore may be adversely impacted by disputes with joint venture partners.”

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities.

Mineral exploration is a highly competitive industry.

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company may face equipment shortages, access restrictions and a lack of infrastructure.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. The Company will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company or the delay in availability of these items could prevent or delay exploitation or development of the Company’s properties. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company's operations and financial results.

The Company is dependent on its key personnel, some of whom may not have entered into written agreements with the Company and none of whom are insured by the Company.

The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company has not obtained “key man” insurance for any of its management. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition. The loss of George Paspalas may have a temporary negative impact on the Company until he is replaced.

The Company is dependent on Cascabel and IMDEX to oversee its operations in Mexico.

The Company is dependent upon the continued availability and commitment of Cascabel and IMDEX, whose contributions to the Mexican operations of the Company are of central importance.  The Company relies on the services of Cascabel and IMDEX for the day-to-day supervision of the Company’s operations in Mexico.  The Company also relies heavily on Dr. Peter Megaw, a principal of Cascabel and IMDEX, for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all the Company’s projects, including Juanicipio and Cinco de Mayo.  Dr. Megaw, is a director of and consultant to MAG, and IMDEX is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for Dr. Megaw. The loss of Dr. Megaw, or the services of Cascabel and IMDEX, could impair the Company's ability to execute its business plan in Mexico, and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

Conflicts of interest may arise among the Company's directors as a result of their involvement with other natural resource companies.

Most of the Company’s directors do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the Business Corporations Act (British Columbia), has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Option agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos, Canadian or US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase the costs of carrying out operations in Mexico.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company’s operations.

Unusual or unexpected formations, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company's insurance may not cover all potential risks associated with the Company’s operations. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company's operations and financial condition. In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company's mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.

Mineral prices, including gold, silver, zinc and lead prices, have fluctuated widely in recent years.  The marketability and price of any minerals that may be acquired by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Declines in mineral prices may have a negative effect on the Company.

Risks Relating to the Regulatory Environment

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business.  The Company cannot ensure that its employees or other agents will not engage in such prohibited practices, for which the Company could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company’s business and financial condition. The Company has adopted a Code of Business Conduct and Ethics to promote legal and ethical business conduct by its directors, officers and employees.  However, the Company cannot provide assurance that this code, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity.  In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors or joint venture partners, for which the Company might be held responsible.

The Company may be required by human rights laws to take actions that delay the advancement of its projects.

There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on its reputation. Opposition by such groups to the Company’s operations may require modification of, or preclude the operation or development of, its projects or may require the Company to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

Mexican Foreign Investment and Income Tax Laws apply to the Company.

Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax.  As of January 1, 2014, there is a new withholding tax on dividends paid by a Mexican company to non-Mexican shareholders of 10%.  This withholding tax rate may be reduced under the applicable Tax Treaties to Avoid Double Taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%.

Among the most relevant amendments for 2014, Mexican companies are no longer allowed to partially deduct certain expenses such as fringe benefits paid to its employees which in turn are tax exempted for the same employees (e.g. food coupons, pension and retirement funds additional to those provided for under the Mexican Security Law).

The IETU Flat Tax (Impuesto Empresarial a Tasa Unica) which was structured as an alternative minimum tax was repealed as of January 1, 2014.

The VAT is an indirect tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is 16%.

The Company follows Canadian disclosure practices concerning its Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.

The Company’s mineral resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC’s reporting and disclosure requirements, as the Company reports resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary Note to United States Investors.”

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During the Company’s five most recent fiscal years, management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and, for its fiscal years 2006 through 2011, SOX required an attestation report by the Company’s independent auditors addressing the effectiveness of internal control over financial reporting. However, in April 2012 the requirement of auditor attestation was, with respect to “emerging growth companies,” repealed by the “Jumpstart Our Business Startups Act” (“JOBS Act”).  Because the Company is presently an “emerging growth company” within the meaning of the JOBS Act, it is now exempt from the SOX requirement of auditor attestation regarding its internal controls over financial reporting.  The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Common Shares

Funding and property commitments will result in dilution to the Company’s shareholders.

The Company may issue additional equity securities (including through the issuance of securities convertible into equity securities) to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company's securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company's securities and dilute investors' earnings per share. A decline in the market prices of Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

There is an absence of a liquid trading market for the Company’s Common Shares.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that the Company will continue to meet the listing requirements of the Toronto Stock Exchange or the NYSE MKT LLC or achieve listing on any other public listing exchange.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. Holders of Offered Shares.

U.S. Holders of Offered Shares should be aware that the Company believes it was a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2013, that it will be a PFIC for the current tax year and, based on current business plans and financial expectations, the Company may remain a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. Holder's holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Offered Shares, or any so-called “excess distribution” received on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Offered Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the shareholder’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.” Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

The Company, its principals and assets are located outside of the United States, which makes it difficult to effect service of process, or enforce within the United States, any judgments obtained against the Company or its officers or directors.

All of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

All of the Company’s assets are located outside of Canada.

As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws.  In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.

At March 27, 2014, the Company had 4,237,122 stock options issued and outstanding with a weighted average exercise price of C$8.19 per share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

The Company has not paid dividends and does not intend to pay dividends in the foreseeable future.

Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Mineral Projects

The Company’s two material properties at the date of this AIF are its 44% joint venture interest in the Juanicipio property and the 100% owned Cinco de Mayo property.

All of the Company’s mining concessions are located in Mexico and are issued by the Federal Government of Mexico. All of the concessions held by the Company directly, or through option, are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejido” and some surface rights are owned by private ranching or dwelling interests.  Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations.  At the Juanicipio property, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.  At the Cinco de Mayo property, the Company is continuing its efforts to renew the surface access arrangements with the local Ejido (see ‘“Cinco de Mayo” above in “General Business Development,” Three Year History).  The Company believes the Ejido access issue is a temporary delay and is working on a political and local basis to resolve the issue on a permanent basis with the Ejido.  No surface rights are owned outright on the Company’s remaining properties.

In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

Juanicipio Property

The information contained in this section is summarized from the following technical report, which is available under the Company’s profile on SEDAR (www.sedar.com):

Filed on SEDAR and dated July 1, 2012: a NI 43-101 technical report, titled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A. de C.V.” prepared by Qualified Persons: Michael Thomas, MAusIMM (CP), AMC Consultants Pty Limited; Henrik Thalenhorst, P. Geo., Strathcona Mineral Services Limited; and Alan Riles, MAIG, AMC Mining Consultants (Canada) Limited (the “UPEA”).

More detailed information on the Juanicipio property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and Mineral Resource and Mineral Reserve estimates, can be found in the technical report as filed on SEDAR.

Introduction

The Juanicipio property is 100% owned by Minera Juanicipio, a Mexican incorporated joint venture company formed in 2007 as a result of a joint venture between the Company and Fresnillo. MAG owns 44% of Minera Juanicipio through its wholly owned subsidiary Minera Los Lagartos S.A. de C.V. Fresnillo holds the remaining 56% interest and operates the Juanicipio property on behalf of the Juanicipio Joint Venture. To December 31, 2013, the Company recorded a total investment in the Juanicipio property to its own account in the amount of $23,093,221.

Project Description and Location

Property Location

The Property is located in the Fresnillo mining district in the central part of Zacatecas State, Mexico. The project is about 6 km to the south-west of the city of Fresnillo, a town that is located about 60 km north-west of the state capital, Zacatecas City. The Juanicipio property location is illustrated in Figure 1.

Figure 1 – Location of the Juanicipio Property

Property Description and Ownership

The Juanicipio property is located at roughly 102° 58’ longitude and 23° 05’ latitude and comprises one mining concession, Juanicipio, granted on 13 December 2005. The total area of the concession is 7,679.21 hectares and the title number is Tx 226 339. The concession expires 12 December 2055 and the recorded owner of the concession is Minera Juanicipio S.A. de C.V.

Figure 2 is a map of the concession showing the location of the main Valdecañas, Desprendido, and Juanicipio vein structures which host the mineral resources, as well as surface ownership.

There is no entitlement to royalty payments on the Juanicipio property.

Figure 2 – Map of the Juanicipio Concession Showing Vein Structures.

Surface Rights

Surface rights to the northern part of the concession where mineral resources have been identified have been acquired by Minera Juanicipio. Surface rights were originally held by the Valdecañas Ejido and Ejido Saucito de Poleo.

Existing Enviromental Liabilities

The Company is not aware of any environmental liabilities to which the Juanicipio property is subject, other than the normal licensing and permitting requirements that must be met prior to undertaking certain operations and environmental restrictions as set forth by the Mexican Government.

Accessibility

The Juanicipio property is located 70 km by road north-west of Zacatecas City in central Zacatecas State. The Juanicipio property is accessible by taking Federal Highway 49 north-west from Zacatecas City to Fresnillo. The project area is about 7 km to the south-west of Fresnillo and is accessible from Fresnillo along Federal Highway 23 and then by dirt road via the hamlets of Valdecañas or Saucito de Poleo.

Climate

The climate is warm and arid with the average annual precipitation in Fresnillo around 350 mm. June through to September are the wettest months. Average monthly temperatures vary from 11°C to 22°C, and extreme temperatures recorded are -12˚C and 37˚C. Exploration and development can be carried out all year round.

Local Resources and Infrastructure

The municipality of Fresnillo, the closest full service town, has a population of more than 200,000 and has a long history of mining, providing all of the services required to support a mining operation including a trained workforce, hospital, and accommodations. The closest airport with daily air service to Mexico City is located at Zacatecas City. Both Zacatecas City and Fresnillo are serviced by rail. There is an electric power substation in Fresnillo.

Although the only permanent infrastructure on the Juanicipio property is a series of exploration roads used to access drill sites, nearby mining infrastructure is excellent. Nearby infrastructure includes one established mine complex (the Fresnillo Mine with production of 41 Moz of silver in 2011) and the Saucito/Jarillas mine complex which at the time the UPEA was published, were in the development stage. The Saucito/Jarillas complex is located just to the east of the Juanicipio property. The Fresnillo and Saucito/Jarillas mining complexes are owned and operated by Fresnillo, part owner of Minera Juanicipio.

Physiography and Vegetation

The Juanicipio property lies over part of the Sierra Valdecañas range on the western flank of the Central Altiplano. The Altiplano is dominated by broad alluvium-filled valleys with an average elevation of approximately 1,700 metres above mean sea level (“AMSL”). Elevations on the property itself range from 2,350 metres to 2,900 metres AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs and cacti, with scattered forests at higher elevations. Surface water is rare, but groundwater is available.

Ownership and Exploration History

Silver was first discovered near the present day town of Fresnillo in 1554 within a silicified stockwork that forms an isolated hill overlooking the otherwise flat valley.

In general, exploration was made difficult by the widespread alluvial cover in the area and it was not until 1976 that the important but blind Santo Niño Vein and associated smaller veins were discovered expanding the known size of the district.

Until the last few decades, the Fresnillo district was a silver producer of moderate size, but the discovery of the blind veins has made it one of the premier silver producers of the world, with silver production of 41.8 Moz in 2011.

The Juanicipio concession was originally granted in 1998, although prior prospecting on the Juanicipio property likely took place due to its proximity to Fresnillo. The concession was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was acquired the same year by Martin Sutti who optioned it to Minera Sunshine de Mexico S.A de C.V. (Minera Sunshine) until 2001.

Minera Sunshine completed property-wide (1:50,000 scale) geological mapping, preliminarily rock chip sampling, Landsat image and air photo analysis, localized geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (“NSAMT”) geophysical surveying. Minera Sunshine identified the north-east corner of the concession as the most prospective. Drill permits were acquired but Minera Sunshine failed to raise the capital to drill and the property reverted back to Martin Sutti.

Minera Los Lagartos S.A. de C.V. (“Lagartos”) optioned the concession in July 2002. MAG Silver, formerly Mega Capital Investments Inc., subsequently purchased 98% of Lagartos in August 2002, later increasing its interest to 99%. MAG Silver reduced the size of the property, acquired drilling permits, and drilled nine drillholes (7,346 m), between 2003 and 2004.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Industrias Peñoles S.A. de C.V. (“Peñoles”) whereby Peñoles could earn a 56% interest in the property. All earn-in requirements were met and on December 21, 2007, Peñoles and MAG Silver announced the incorporation of Minera Juanicipio S.A. de C.V. as the legal entity to operate the Juanicipio Joint Venture. Peñoles interest in Minera Juanicipio was subsequently transferred to Fresnillo, in which Peñoles holds a majority interest.

In December 2005, the high grade segment of the Valdecañas Vein was intersected. Between 2005 and 2007, numerous holes were drilled to delineate the Valdecañas silver-gold-lead-zinc deposit enabling the preparation of an initial Mineral Resource estimate.

Minera Juanicipio has continued drilling on the Juanicipio property since 2007 (see “Drilling” below). In addition, in 2007, MAG Silver conducted a helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. The total survey coverage presented was 351 line kilometres.  The survey was flown at 100 metre line spacing in a north-south flight direction.

The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area.

Resource Estimate History

Numerous Mineral Resource estimates and two Preliminary Economic Assessments (“PEA”) have been conducted on the Juanicipio property. These are summarized in Table 1.

Table 1 - Resource Estimate and PEA Reports on the Juanicipio Property
No	Report Type	Prepared by	Audited by	Data Cut off	Report Date
1	Resource estimate	Fresnillo	SRK (UK)	Year end 2007	July 2008
2	Resource estimate	Fresnillo	SRK (Canada)	Year end 2008	April 2009
3	PEA based on report No 2	Wardrop Engineering	n/a	Year end 2008	August 2009
4	Resource estimate	SWRPA1	n/a	Jan 2009	April 2009
6	Resource estimate	Fresnillo	SRK (Canada)	Year end 2009	n/a
7	Resource estimate	Fresnillo	SRK (Canada)	Mid-2010	n/a
8	Resource estimate	SWRPA1	n/a	Sept 2010	January 2011
9	Resource estimate	Fresnillo	SRK (Canada)	Year end 2010	n/a
10	Resource estimate	Fresnillo	Internal report	May 2011	n/a
11	Resource Estimate	SMS3	n/a	June 2011	November 2011
12	Resource estimate	RPA	n/a	August 2011	February 2012
Current Reports
13	UPEA based on report No 12	AMC4	n/a	June 2011	July 2012

1SWRPA=Scott Wilson Roscoe Postle Associates Inc. 2RPA= Roscoe Postle Associates Inc. 3SMS=Strathcona Mineral Services Limited
4 AMC=AMC Mining Consultants (Canada) Limited

For information on current Mineral Resources see the section below titled “Mineral Resources” and for information on the current PEA see “Updated Preliminary Economic Assessment” section below.

Geological Setting

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño Group and Chilitos Formation. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic rocks, volcaniclastic sandstone and conglomerate, the “lower volcanic complex”, This is overlain by the mid-Tertiary (approximately 25 to 45 million years (“Ma”) ago “upper volcanic supergroup” of caldera-related, rhyolite ash-flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. These units are locally unconformable.

A late north-east-south-west extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting approximately 35 Ma ago. This extension was most intense during the Miocene and developed much of the current basin and range topography. Calcrete cemented alluvium material covered the basins within the Fresnillo area.

Local Geology

Geological mapping on the Juanicipio property was conducted by IMDEX Inc. (“IMDEX”) and Cascabel on behalf of Minera Sunshine from 2000 to 2001. The results of this mapping are summarized below.

Cretaceous Rocks

The lowest stratigraphic units in the Fresnillo district are the early Cretaceous greywacke and shale units of the Proaño Group. The Proaño Group is informally sub-divided into four formations. The “lower greywacke” is composed of thinly bedded greywacke and shale. The “upper greywacke” is composed of carbonaceous and calcareous shale at the base grading upward to immature sandstone units.

The Fortuna and Cerro Gordo Limestones (unit Klc) locally separate the two greywacke units. However, Laramide thrust faulting has complicated the stratigraphy of the greywacke and limestone units, and of the Chilitos Formation volcanic and volcaniclastic rocks, obscuring the original stratigraphic sucession.

Regionally, the volcanic and volcaniclastic rocks of the Chilitos Formation (unit Kch) are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc. Within this stratigraphy is a quartz-monzonite stock/dyke that intruded the Fresnillo Mine area in mid-Tertiary (approximately 32.4 Ma) and is associated with the introduction of silver-lead-zinc mineralized skarn within surrounding greywacke and calcareous units. More recent age dating by Velador and others (2010) suggests that the quartz-monzonite is the earliest intrusion in the district and the vein mineralization is significantly younger.

The oldest rocks observed in the Juanicipio area are fragments of greywacke found in dumps south of the Juanicipio property that presumably belong to the Proaño Group. The oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation locally exposed at the base of Linares Canyon. They are highly deformed and sheared and are locally boudinaged and dip shallowly to moderately north-east.

The upper contact of the Chilitos Formation forms an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos Formation and Proaño Group greywackes, including polymictic intermediate volcanic breccias with exhalite layers.

Tertiary Rocks

In the Fresnillo District felsic to intermediate volcanic rocks accompanied by local intrusions were erupted in two main pulses during the Eocene and Oligocene epochs with a combined thickness of more than 500 metres. These rocks are divided into the informally named Linares and Altamira volcanic assemblages. While the lower Linares unit is intimately associated with the silver mineralization in the Juanicipio area and the Fresnillo district, the Altamira assemblage is a younger formation with no known associated mineralization.

The Linares Volcanics, are an Eocene sequence (>29 Ma) of welded rhyolitic ash-flow tuffs and coeval rhyolite flow domes that lie unconformably on the Cretaceous units. The Linares sequence starts with a conglomerate of Palaeocene to early Eocene age known as the Fresnillo conglomerate. The basal unit is composed of 5 to 20 metres of epiclastic volarenites and arkoses.

The main part of the Linares Volcanics consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia, and rhyolite flow domes. It starts with a 20 metres to 100 metres thick sequence of variably welded, rhyolitic to dacitic composite ash-flow tuff that resembles, and may correlate with, Fresnillo Formation volcanic rocks (Megaw and Ramirez, 2001). Overlying the ash-flows is a well bedded volarenite layer and then 100 metres to 150 metres of welded ash-flow tuff, which are less silicified than the lower unit. Rhyolite domes occur locally. This unit generally hosts the pervasive silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio property. Textural variation and Landsat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

The Linares volcanic rocks are block-faulted along north-north-west trending faults with shallow to moderate south-west dips. Silicification appears to post-date the faulting as the faults only locally cut or displace silicified units.

The Linares Volcanics are capped by aerially extensive alteration consisting of silicification of varying intensity and kaolinization. This alteration was interpreted to represent the surface expression of a hydrothermal system that may have been associated with the deposition of the Fresnillo District silver veins.

The silver mineralization on the Juanicipio property is thus broadly coincident with the Linares felsic volcanism. Age-dating results provide a well-constrained age of approximately 29.7 million years for the Jarillas Vein, and by implication for the Valdecañas Vein, its apparent strike extension. The age for the alteration along the unconformity at the top of the Linares Volcanics is slightly older at 30.5 to 31 million years. This age difference is interpreted to reflect the longevity of the large and complex, multi-stage Fresnillo mineralization system.

The flat-lying, unaltered rhyolites of the Altamira Volcanics (unit Tav) rest with angular inconformity on the older and tilted Linares volcanic rocks. The Altamira volcanic package is named after the tallest peak in the area, Cerro Altamira, where the thickest section of these volcanic rocks outcrop. The lower part of the Altamira Volcanics is termed the Piedras Unit which starts with a 20 metre to 50 metre thick layer of well bedded conglomerate and coarse volarenite. Rounded fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20 metre to 350 metre thick section of welded rhyolite to rhyodacite ash-flow tuff. Several caldera complexes have been identified within this package. This unit is post-alteration and presumably post-mineralization.

The youngest Tertiary rocks on the Juanicipio property are olivine basalt flows of Miocene age that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks.

The area has since been subjected to prolonged weathering and deep oxidation. As a result, much of the Fresnillo District is now covered by surficial erosional deposits with few outcrops of the older rocks, with attendant difficulties for mineral exploration.

Structural Geology

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal north-east and north-west structures. The most notable of these is the more than 200 km long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault, to the east of the Juanicipio property.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures. From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff. More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults. These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways.

Deposit Types

The veins of the Fresnillo District, including the veins found on the Juanicipio concession, belong to the class of epithermal intermediate sulphidation veins in spatial association with Tertiary volcanic and lesser intrusive rocks and accompanied by a typical alteration envelope. Figure 3 provides a conceptual cross section for the Valdecañas and Santo Niño veins.

Figure 3 – Epithermal Vein Model as Adapted to the Fresnillo District

Elevations of specific features of the Fresnillo mining district superimposed on Buchanan’s (1981) epithermal vein model, which relates vertical mineralization and alteration zoning to boiling level. Vertical scale reflects elevations of these features in the Fresnillo district. Alteration Explanation: 1) Siliceous residue: opal, chalcedony, cinnabar, pyrite, specularite. 2) Advanced argillic alteration: ammonium alunite, kaolinite, buddingtonite. 3) Silicification: usually with adularia. 4) Propyllitic alteration: chlorite, epidote, calcite, pyrite, montmorillonite. 5) Adularization: albite increases below the boiling level. Notes: Alteration boundaries more diffuse than shown.

Epithermal veins of this type are typically formed at a depth of a few hundred metres below the palaeo-surface. Boiling of the hydrothermal solutions leads to rapid mineral deposition within, and subsequent sealing of the structure in which the vein is being formed, with the process repeating multiple times as can be deduced from the rhythmic mineral banding in the veins. Epithermal veins in this setting are characterized by the limited extent of the economic mineralization above the boiling point, and this is classically the case for the Fresnillo District.

Mineralization

The Fresnillo District contains two main types of mineralization; mantos and chimneys, and epithermal veins. Epithermal veins are the most important manifestation of the mid-Tertiary mineralizing event. Mineralization on the Juanicipio property belongs to this vein type. There are two main silver-gold epithermal structures discovered on the property to date, the Valdecañas and Juanicipio veins.

Valdecañas Vein and Desprendido Veins

The Valdecañas Vein hosts the majority of the Mineral Resources currently estimated on the Juanicipio property and hence is the most studied. It has an overall strike of approximately 120° and dips to the south-west at 50° to 60° The Valdecañas Vein has been traced over a strike length of 1.2 km to 1.6 km on the property. Throughout its length on the concession, the vein is very continuous below an elevation of 1,900 metres, approximately 400 metres below surface.  This is similar to the other major veins in the Fresnillo mining district. The true width of the vein varies from a few centimetres to nearly 20 metres and averages more than 4 metres for the area covered by the present resource estimate.

The Valdecañas Vein has a number of subsidiary structures, the most significant of which is the footwall vein, Desprendido. To the west of a major fault (the ID Fault), the Desprendido Vein is fairly continuous over a strike length of 400 m, splitting off the main Valdecañas Vein with a somewhat shallower dip. To the east of the ID Fault, the vein carries on with similar continuity to about a distance of up to 200 metres.  Beyond 200 metres, the interpretation of the Desprendido Vein is tenuous.

The ID Fault, has been interpreted to offset both the Valdecañas and Desprendido veins. It is inferred from the differing positions and attitudes of the Valdecañas Vein to the east and to the west. The fault itself has not been definitively identified in drill core and its location and attitude are therefore subject to change.

The vein paragenesis of the Valdecañas Vein has been described as consisting of five main phases: 1) deposition of mostly base metal sulphides; 2) quartz and calcite with fewer sulphides; 3) alternating bands of chalcedonic quartz, calcite, adularia, epidote, base metals and silver sulphosalts; 4) quartz, calcite and dolomite-ankerite with coarse grained pyrargyrite; and 5) barren quartz, calcite and fluorite. Phases 3 and 4 are the economically most important.

The main minerals in the Valdecañas Vein are sphalerite (ZnS), galena (PbS), pyrargyrite (Ag3SbS3), polybasite ([Ag,Cu]16Sb2S11), acanthite (Ag2S) often pseudomorph after its high-temperature polymorph (equivalent) argentite (also Ag2S). The main gangue sulphide minerals are pyrite (FeS2) and arsenopyrite (FeAsS), while the main non-sulphide gangue minerals are quartz (SiO2) and calcite (CaCO3). The Centro de Investigacion y Desarrollo Technologio (“CIDT”), a division of Peñoles, identified additional minerals as part of the metallurgical test work. They identified aguilarite (Ag4SeS) as an important silver-bearing mineral, and freibergite ([Ag,Cu,Fe]12[Sb,As]4S13), proustite (Ag3AsS3) and electrum (a gold-silver alloy of varying gold-silver proportions) as subordinate silver-bearing minerals.

Juanicipio Vein

The Juanicipio Vein is located some 1.2 km to the south of the Valdecañas Vein. It has been identified by drilling over a strike length of approximately 1.3 kilometres.  The vein is generally narrow, with an average true vein width of less than 1 metre.  It has a similar orientation to the Valdecañas Vein, striking at approximately 100° and dipping to the south at 45° to 55°.

Exploration

Exploration on the Juanicipio property prior to MAG’s involvement is outlined above in “Ownership and Exploration History”.

Drilling

Drilling on the Juanicipio property has been contracted to various companies since 2003. All the drilling has been diamond core. Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (“Perforservice”), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Diamond drillholes are commonly collared using HQ (64 mm core diameter) equipment and reduced to NQ (48 mm core diameter) or BQ (37 mm core diameter) as drilling conditions dictate.

Fresnillo uses a Datamine database and 3D model to plan borehole locations and orientations. Spacing is designed to be 100 metres along strike and 70 metres to 100 metres down dip in the plane of mineralization. All drillhole collars are surveyed using differential GPS or a transit system. Because of topographical and access limitations, fans of holes are drilled in different directions from a single set-up. Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 metres to 100 metres.  Drilling by MAG recorded surveys every 15 metres.  Once a drillhole is completed, casing is pulled and collars are identified with cement monuments with the drillhole number engraved. The site is then revegetated according to local law.

The Company and Minera Juanicipio are currently evaluating the drilling undertaken since the UPEA and the potential impact the assay results and associated interpretations may have on the UPEA.

Core Recovery

Core recoveries for the vein intercepts were generally satisfactory and in most cases 100%. A few holes have recoveries below 90%, which is considered to be the threshold at which the grade information may be compromised. The proportion of holes with poor recovery in the Valdecañas Vein is low and of little concern. The proportion of holes with poor core recovery in the other two veins would be of concern but has been considered during resource classification. One hole in each of the Valdecañas (OD) and Juanicipio veins (JU1) was not used for grade interpolation because of poor core recovery.

Sample Preparation, Analyses and Security

MAG Samples

Technicians at MAG Silver’s core facility in Fresnillo split, sealed, and labelled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment. Samples were then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis. No sample preparation was conducted by MAG Silver employees, officers or directors.

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead and zinc by aqua regia digestion and flame atomic absorption analysis. A standard fire assay was used for gold.

Fresnillo Samples

Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation, and pulps are then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis. No sample preparation was conducted by FRS employees, officers, or directors.

The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES) and atomic absorption assays for silver, copper, lead, and zinc.

At ALS Chemex in Guadalajara, core samples are prepared using industry standard preparation procedures. After reception, samples are organized into batches and weighed (method code LOG-22). Samples are then crushed to 70% passing a two-millimetre screen (CRU-31). A subsample of up to 1,500 g is prepared using a riffle splitter (SPL-21) and pulverized to 85% passing 75 microns (PUL-36).

Each sample is analysed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23). In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using fire assay with a gravimetric finish and a 30-gram aliquot (Ag-GRA21).
Core Storage and Security

Drill core from the Juanicipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite. Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’s private land near the Saucito mine shaft.  All Juanicipio drill core was moved to a secure facility dedicated to Juanicipio drill core only.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

Assay Quality Control

Quality assurance/quality control programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.  Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process.  Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples.  Fresnillo also compiles results from the laboratory’s own internal blanks, standards, and duplicates.

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Fresnillo submits blank samples at a rate of one in every 20 samples. Blanks were initially sourced from barren drill core and later from construction materials (cement).

Check Assay Results

Minera Juanicipio has undertaken extensive check assaying of the original ALS Chemex results at Acme and Inspectorate Laboratories, both of Vancouver, British Columbia. Pulps from 577 samples have been assayed by all three laboratories, and the results are in Table 2 below.

Table 2: Check Assay Results (577 Samples)
Laboratory	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
ALS Chemex Laboratories Inspectorate Laboratories Acme Laboratories	462 449 418	1.44 1.42 1.44	1.60 1.61 1.59	2.57 2.70 2.65

There is a potential issue with the silver assays as shown by the lower average value for the 577 results reported by Acme. A detailed evaluation shows that the overall difference arises from high assays above approximately 2,000 g/t. Since the in-house standards were assayed by ALS Chemex to obtain their accepted values, and since the only certified SRM has a much lower silver grade of 206 g/t, the SRM results in Table 2 do not provide guidance as to which of the two laboratories – ALS Chemex or Acme - is biased high or low.

Environmental Studies, Permitting, and Social or Community Impact

No environmental investigations or studies have yet been carried out on the areas likely to be disturbed by the proposed project. A mine closure plan has not yet been developed.

The project area is located in a region that hosts a number of significant mining operations where the community is accustomed to mining activities. The Company is not aware of any environmental permitting or licensing requirements to which the Property will be subject, other than the normal permitting and licensing requirements as set forth by the Mexican Government prior to undertaking mine development and operations.

Metallurgical Testing

Mineralogical characterisation, basic work index determinations, and selective flotation tests for lead, zinc, and pyrite test work was carried out on an overall composite sample prepared from 79 individual samples obtained from 10 drillholes on the G, I, K, and M sections of the Valdecañas Vein, as well as separate flotation test composites from sections G, I+K, and M.
No metallurgical test work has been reported relating to the Desprendido or Juanicipio veins.

The test work determined that the gangue matrix consisted mainly of quartz, pyrite, and calcite hosting the base metal sulphides of galena and sphalerite, with silver occurring variously as sulphides (argentite and aguilarite), sulphosalts (mainly pyrargyrite) and minor amounts of native silver and electrum. The mineralogical texture was found to be fine, especially with respect to the silver minerals, requiring a fine grind of 80% passing 40 μm to achieve adequate liberation for effective recovery by flotation. Comminution test work was limited to ball mill work index (“BWI”) tests, which showed the mineralization to be hard with a BWI of 17.4. Even at the fine grind size, a significant proportion of gold and to a lesser extent silver, remained finely disseminated in pyrite in the 5 micron size range; hence the tests included production of a pyrite concentrate in order to achieve acceptably low levels of gold and silver in the final tailings.

The main conclusions were that the Valdecañas Vein mineralization responded favourably to a selective flotation process for lead-zinc with high recoveries and acceptable concentrate grades being achieved. Some preliminary tests on pyrite flotation and subsequent cyanidation of the pyrite concentrate indicated the potential for recovering an additional 12% of gold and 5% silver, although insufficient test work was carried out to confirm an economically viable processing route. The presence of small amounts of native gold and silver suggested there could be merit in including a gravity separation stage in the grinding circuit.

An overall composite was prepared from 190 metres of mineralized intersections from 27 drill holes and in addition, four composites were prepared and subjected to flotation tests to determine any metallurgical variability across the mineralized zones.

The flotation tests were carried out under the optimum conditions determined in the 2008 test work program where the principal requirement was for a fine grind to around 80% passing 40 μm. The concentrate grades and recoveries were considered satisfactory and were generally consistent with the earlier work, taking into account that the sample grades were significantly lower, but also more representative of potential mill head-grades.

Table 3 below presents the four-product metallurgical balance calculated from the optimum conditions of open-circuit flotation testing on a general composite head sample assaying 1.6 g/t Au, 383 g/t Ag, 1.48% Pb, 2.82% Zn, 0.09% Cu, and 8.69 Fe. No locked-cycle tests have been carried out to date. Note that this balance includes a pyrite concentrate to indicate the potential for improving gold and silver recovery through a process of pyrite concentrate production and treatment, in addition to the lead-zinc selective flotation.

Table 3: Metallurgical Balance from General Composite Sample

Product	Weight	Assays (g/t, %)						Distribution (%)

	%	Au	Ag	Pb	Zn	Cu	Fe	Au	Ag	Pb	Zn	Cu	Fe
Head		1.60	383	1.48	2.82	0.09	8.69
Pb Conc	3.2	34.67	9,767	43.43	6.86	1.32	8.69	69.0	81.0	93.1	7.7	44.8	3.2
Zn Conc	4.7	1.07	567	0.39	52.00	0.54	10.20	3.2	7.0	1.2	87.0	27.3	5.5
Py Conc	10.2	2.94	225	0.14	0.16	0.02	41.50	18.8	6.0	1.0	0.6	2.4	48.7
Final Tail	81.9	0.18	28	0.08	0.16	0.03	4.52	9.1	6.0	4.7	4.7	25.4	42.6
Total	100	1.60	383	1.48	2.82	0.09	8.69	100	100	100	100	100	100
Pb-Zn Tail	92.1	0.48	50	0.09	0.16	0.03	8.61	27.9	12.0	5.6	5.2	27.9	91.3

Mineral Resources

The resource estimation process included a thorough review of the geological interpretation, particularly of the Valdecañas and Desprendido veins in the western part of the Juanicipio property, which resulted in a change to the previous interpretation of the two veins in this area. Specifically, the Valdecañas Vein was sub-divided into low-grade and high-grade domains for silver, lead and zinc with assay statistics and capping of high outlier assay values undertaken separately for each domain (domaining proved elusive for the gold assay population of the Valdecañas Vein and for any element in the Juanicipio and Desprendido veins). After compositing of the original drill-hole assay intervals, variography of the various veins and their domains followed. The parameters for the block model were reviewed and changed where considered appropriate. The final steps in the resource estimation process were grade interpolation and resource reporting.

The updated Mineral Resource estimate by SMS was completed in early November 2011 and is contained in the UPEA. Differences in the SMS November 2011 estimate and prior resources estimates are explained fully in the SMS report filed on SEDAR and are not reiterated here.

Cut-Off Grade and Reporting Boundaries

The mineral resource estimate is constrained both by the Property boundary and the limits imposed to prevent the mineral resource estimate being extended an unreasonable distance beyond outside drillholes. At the outer edges of the drillhole information, the interpolated block model was cut off at a nominal distance of 25 m in the up-dip direction where the top of the boiling zone is ill-defined, and at a distance of 50 m in the strike and down-dip directions.

This mineral resource estimate is reported at a cut-off grade of 100 g/t silver. Silver is the most important metal for Minera Juanicipio, and the cut-off grade chosen (including an allowance for 80% recovery) approximates the grade required to cover the operating costs of approximately $50/t. Those parts of the current mineral resource estimate with less than 100 g/t silver but with significant values in gold, lead, or zinc have been considered for inclusion in the mine plan by applying a $65 NSR cut-off value to them.

Presentation of Resource Estimate

Table 4 summarizes the SMS November 2011 estimate. While the block model extends into the surrounding FRS claims for short distances because of the deviation of some of the holes drilled from the Property, the resources are reported only to the Juanicipio Concession boundary. Given the uncertainties inherent in the estimate, the tonnages, grades and metal content as presented are rounded to the nearest significant digits.

Table 4: Estimate of Mineral Resources for Minera Juanicipio — November 2011 (Cut-off Grade = 100 g/t Ag)
	Classification	Tonnes (millions)	Silver (g/t)	Silver (million ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein	Indicated Inferred	5.7 2.0	702 459	128 30	1.9 2.0	2.2 1.6	4.2 3.1
Desprendido Vein	Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein	Inferred	0.5	638	10	0.8	0.9	1.7
Totals	Indicated Inferred	5.7 4.3	702 513	128 71	1.9 1.4	2.2 1.6	4.2 3.0

Mineral resources have no demonstrated economic viability. Additionally, Inferred Mineral Resources have a large degree of uncertainty as to their existence, quantity and quality, and it cannot be assumed that all or any part of the Inferred Mineral Resources can be upgraded to a higher mineral resource classification.

Mineral Reserve Estimates

No estimate of Mineral Reserves has been made for the Juanicipio property at this stage.

Updated Preliminary Economic Assessment

The UPEA, an updated NI 43-101 compliant PEA, was commissioned by Minera Juanicipio and was carried out by AMC Mining Consultants (Canada) Ltd.  The information below is excerpted from both the UPEA and the Company’s news release dated June 14, 2012 to summarize the report.

The UPEA defines the Juanicipio Project as a high-grade underground silver project that will produce an average of 10.3 million payable ounces of silver per year over a 14.8 year total mine life.

With the completion of the UPEA, MAG and Fresnillo now have a framework on which the Juanicipio Joint Venture Technical Committee can build upon for the continued advancement of the Juanicipio property.

The UPEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the UPEA results will be realized.  It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.  The exchange rate for the Mexican Peso was fixed at 12.86 pesos to one US dollar. Unless otherwise indicated, all figures in the UPEA and in this AIF are in US dollars.

The UPEA presents a range of metal pricing and discount rate scenarios on both a pre-tax and after-tax basis.  Table 5 below shows the sensitivity of the Juanicipio Project NPV to different discount rates.

Table 5: Sensitivity of NPV to Discount Rate:
	NPV (0%)	NPV (5%) Base Case	NPV (8%)	IRR Base Case
Pre-Tax NPV ($M)	3,013	1,762	1,304	54%
After-Tax NPV ($M)	2,162	1,233	897	43%
Note: Employee Profit Sharing (PTU) is not included in the financial estimates.

Table 6 below illustrates the effect of silver and gold prices on key economic measures.  Note that the gold price varies with the silver price at a constant ratio of approximately 53.7:1.

Table 6: Silver Price Sensitivity Analysis:
		Base Case

Au ($/oz)	1,079	1,257	1,342	1,476	1,612	1,746	1,881
Ag ($/oz)	20.00	23.39	25.00	27.50	30.00	32.50	35.00
Economic Parameters
Pre-Tax NPV ($M)	$1,407	$1,762	$1,930	$2,192	$2,455	$2,717	$2,979
After-Tax NPV (M)	$976	$1,233	$1,355	$1,544	$1,734	$1,923	$2,113
Pre-Tax IRR	47%	54%	57%	61%	65%	69%	73%
After-Tax IRR	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz. Ag (net of credits)	0.36	(0.03)	(0.21)	(0.49)	(0.79)	(1.07)	(1.36)
Cash cost $/AgEq oz.	6.33	6.61	6.72	6.89	7.05	7.20	7.33
Payback (Years) From Plant Start up	2.6	2.1	1.9	1.7	1.5	1.4	1.3
Notes:
PTU is not included in the financial estimates
*Excludes project and sustaining capital, but includes smelter, refining, and transportation costs.
**AgEq is calculated by dividing the total revenue by the Base Case silver price.

As indicated, project economics are strong across all modeled silver and gold price scenarios, improve materially as the silver price exceeds the Base Case pricing.  For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis.  MAG’s 44% interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

While the results of the UPEA are promising, the UPEA constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the UPEA will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Resource Summary

The UPEA is based on the November 2011 SMS resource estimate, shown above in Table 4. All three of the identified veins on the Juanicipio property are included in the mine design and financial model in the UPEA.

Table 7 below sets out the tonnage and grade of material mined and processed that formed the basis for AMC’s economic assessment.

Table 7: Tonnage of Material Mined and Processed as a Basis for the Economic Assessment
	Grade				Contained Metal
Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (k-oz.)	Ag (M-oz.)	Pb (M-lbs.)	Zn (M-lb.)
13.3	1.30	416	1.4	2.7	558	178	417	793

AMC derived the tonnages and grades shown in Table 7 from the Mineral Resource estimation and vein model prepared by SMS by applying a $65.00 Net Smelter Return (“NSR”) cut-off grade to the resource model and then allowing for dilution and mine and design losses. Metal prices used in the NSR calculation were $1,210 per ounce gold, $22.10 per ounce silver, $0.94 per pound lead and $0.90 per pound zinc and an exchange rate of 12.50 Mexican pesos to one US dollar. In developing the tonnage and grade estimates, AMC excluded all stope blocks that were in contact with the property boundaries and assumed a “zero” grade for the dilution material. Readers should note that approximately 49% of the tonnage and 36% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Mine Design

The UPEA has concluded through a series of trade-off studies that ramp access is the best and most cost effective option for the proposed development of the Juanicipio Project.  Primary access to the mine will be via a 14% decline to the top of the mining area from which three internal footwall ramps will provide access to the stopes along the nominal 1,500 metre long strike length.  All ore and most of the waste will be hauled to surface via the decline.

The pre-production development period is anticipated by AMC to be three and a half years, based on an average decline advance rate of 115 metres per month, in keeping with what AMC considers to be achievable development rates.  This pre-production period would be followed by a 14.8 year mine life.

The mining method recommended for the project is long-hole retreat stoping.  Cemented paste fill from mill tailings will be used to fill most of the voids supplemented where possible, with development waste.

Process Plant

The processing plant has been designed to treat a nominal 850,000 tonnes per year of ore.  Actual mill throughput will peak as high as 950,000 tonnes per year when Valdecañas, Desprendido and Juanicipio veins are all in production.

Estimated mill recoveries and concentrate grades are summarized in Table 8 below.

Table 8: Mill Recoveries and Concentrate Grades
	Gold	Silver	Lead	Zinc
Recoveries to lead concentrate	69%	81%	93%	8%
Lead concentrate grades	30.3 g/t	10,265 g/t	43.0%	6.7%
Recoveries to zinc concentrate	3%	7%	1%	87%
Zinc concentrate grades	0.95 g/t	637 g/t	0.33%	52.0%
Recovery to pyrite concentrate	19%	6%	–	–

Life-of-Mine Payable Metal Production

Table 9 below sets out the UPEA estimates of LOM production by metal as recovered and as payable silver and silver equivalent ounces (“silver eq.oz.”).

Table 9: Payable / Production
Metals from Pb / Zn / Py Concentrates	Total Metal Recovered to Concentrate	Recovery as % of Mill Feed	Total Payable Metal Production	Payable as % of Recovered Metal
Silver M oz.	168	94	153	91
Gold k oz.	508	91	430	85
Lead M lbs.	392	94	361	92
Zinc M lbs.	754	95	584	77

Life Of Mine Production
	Global	Annual Average
Payable Ounces (M)	153	10.3
Silver Eq. oz. Payable (M)1	213	14.4
Footnotes:
1	Silver Equivalent estimated using 3 year Base Case trailing average metal prices.

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates.  The mine is expected to average 10.3 million ounces of silver per year of payable production (MAG’s 44% equates to 4.5 million ounces).

Initial Capital Costs

The initial capital expenditure for the project as estimated in the UPEA is $302 million, to be incurred prior to the commencement of commercial operations. Capital costs incurred after start-up are assigned to sustaining capital (see Table 10). Contingency was added at appropriate percentages to each component of the project resulting in $31 million or 11.6%, and Owner’s Costs and EPCM are estimated to be $77 million.  A breakdown of these costs can be seen in the table below:

Table 10: Initial Capital Cost Estimate1
Area	$ millions
Mine	102
Mill	58
Infrastructure	34
Indirect (Including owners costs and EPCM)	77
Contingency	31
Total	302
1	The cost base for the estimate is 1 January 2012. No escalation has been applied.

Sustaining Capital Costs:

Sustaining capital of $267 million, to be funded from ongoing operations, will be required throughout the 14.8 year mine life (see Table 11).  This capital will primarily be for waste development (footwall) and replacement of equipment in the mine ($234 million), major repairs in the mill ($16 million) and major upgrades and replacement to surface infrastructure and equipment ($16 million).

Table 11: Sustaining Capital Cost Estimate
Area	$ millions
Mine	234
Mill	16
Infrastructure	16
Indirect (including owners costs and EPCM)	1
Total	267
The cost base for the estimate is 1 January 2012. No escalation has been applied.

On Site Operating Costs

The estimated on site operating cost for the Base Case study is $66.56 per tonne of mill feed. AMC estimated the OPEX based on industry first principals, proprietary information and experience.

Table 12:  On Site Operating Cost:
Area	Cost ($/tonne mill feed)
Mining	43.92
Processing	19.18
G & A	3.46
Total:	66.56
The cost base for the estimate is 1 January 2012. No escalation has been applied.

Off-Site Costs (Concentrate Transport, Treatment and Refining Charges)

Treatment terms and transport charges for the lead and zinc concentrates were provided to AMC by Neil S. Seldon & Associates, specialist consultants in concentrate marketing.  It is anticipated that the zinc concentrate will be sold primarily to smelters in Asia while the lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters.  For purposes of its analysis, AMC has assumed that both the lead and zinc concentrates will be treated in Asia and subject to a transport cost of $125/wmt.  However, AMC notes that in the event that the lead concentrate were treated in Mexico, this would result in a saving in the transport cost, although these savings would need to be shared between the company and the smelters.

LOM off-site costs for lead and zinc concentrates included in the UPEA are estimated to average $35.3 million annually or an average of $39.36/tonne of mill feed.  Off-site costs comprise freight charges (highway and ocean), port handling fees, and smelter treatment and refining charges.

AMC has assumed that the gold rich pyrite concentrate will be sold to a customer able to recover gold and silver using a conventional cyanide leach process and that the Juanicipio Joint Venture receives a net payment equal to 60% of the value of the contained gold and silver in lieu of treatment and transportation charges.

Overall Cash Operating Cost (On-Site and Off-Site Costs)

LOM combined on-site and off-site operating costs are $109 per tonne of mill feed, or $1,410 million.  The LOM Cash Cost (on-site and off-site) is $6.61 per silver eq.oz. and $(0.03) per silver ounce, net of by-product credits.

Qualified Person:

The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this AIF for the Juanicipio property has been prepared by Michael Thomas, MAusIMM(CP), an employee of AMC Mining Consultants (Canada) Ltd. and independent of MAG.  By virtue of his education and relevant experience Michael Thomas is a "Qualified Person" for the purpose of NI 43-101.

Ongoing Exploration and the Project Development

Exploration – In addition to the Juanicipio development, significant exploration work is also budgeted by Minera Juanicipio for 2014 to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.

Development – The UPEA, which recommended that further work on the Juanicipio Project be carried out as part of a structural program of pre-feasibility and feasibility studies, provides MAG and Fresnillo the framework on which the joint venture Technical Committee guides the continued advancement of the project. On October 28, 2013, the Company announced that the Minera Juanicipio had commenced underground development at the Juanicipio property, based on the recommendations made to it in the 2012 UPEA.  The proposed 2014 Minera Juanicipio development budget is focused primarily on the ramp advancement, as well as on metalurgical and geotechnical studies.

The UPEA indicated a project development and production schedule of approximately 3.5 years from this point, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has recently publically reported that it expects that Juanicipio will be in production by approximately 2018.  The Company believes the timeline laid out in the UPEA is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio

Cinco de Mayo Property

The information contained herein with respect to the Cinco de Mayo Property, is prepared by the Company and contains information summarized from its own results and news releases as well as from the Technical Reports described below.  More detailed information on the Cinco de Mayo property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and Mineral Resource estimates, can be found in the following technical reports, which are available under the Company’s profile on SEDAR (www.sedar.com):

1.
Filed on SEDAR November 14, 2012: a NI 43-101 technical report, dated November 14, 2012, entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico” prepared by Qualified Person David Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc. (the “Upper Manto Technical Report”).

2.
Filed on SEDAR September 10, 2010: a NI 43-101 technical report, dated September 10, 2010, entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico” prepared by Qualified Person David Ross, M.Sc., P.Geo., of Scott Wilson RPA (the “Pozo Seco Technical Report”).

Introduction

The Cinco de Mayo Project is a 25,113 hectare district scale project owned 100% by the Company, and is the most advanced of MAG’s Carbonate Replacement Deposit (“CRD”) Projects.  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

To December 31, 2013, the Company has incurred a total of $46,082,175 in exploration and evaluation expenditures on the project.

CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collated during 15 years of systematic exploration and a study of the geologic characteristics of CRD prospects throughout Chihuahua. The Cinco de Mayo property is dominated by the Sierra Santa Lucia, a northwest-trending 600 metres high limestone range roughly 3.5 kilometres wide and 12 kilometres long.    The centre of the range shows relatively few mineralized showings and exploration has focused along its eastern and western flanks in areas of virtually no outcrop save for prominent range-front jasperoid outcrops with local prospect workings and Cinco de Mayo Ridge, a narrow limestone ridge containing two small historic mines lying just off the eastern limit of the range.

Property Description, Location and Ownership

There are two mineral resources associated with the Cinco de Mayo Project: The Upper Manto deposit and the Pozo Seco deposit. Both are located within MAG’s Cinco de Mayo Property in north central Chihuahua State, 190 km northwest of the state capital of Chihuahua City (Figure 4 and 5). Chihuahua City is a major city with a population of approximately 150,000.

The combined Cinco de Mayo Project consists of 29 mineral concessions totalling 25,113.2 hectares located in the Municipio de San Buenaventura. Table 13 below lists the subject concessions along with their specific title numbers, dates of issue, expiry dates, and surface areas.

Unlike many jurisdictions, Mexican Mining Law does not distinguish between exploration and exploitation type mineral concessions. Applicants are granted a single type of mining concession (covering exploration and exploitation) with a 50 year life from the date of titling by the Public Registry of Mines. Concessions are renewable for an additional 50 year term so long as the concession is not cancelled by any act or omission sanctioned by the Mexican Mining Law and an application is filed within five years prior to its expiration.

The primary concessions of the Cinco de Mayo property are owned 100% by the Company and were acquired by way of an option agreement with Minera Cascabel S.A. de C.V. (“Cascabel”) dated February 26, 2004. MAG fulfilled the terms of this agreement in February 2009, thereby aquiring a 100% interest in the Cinco de Mayo property, subject to a 2.5% NSR royalty. During the year ended December 31, 2008, MAG purchased 100% interest in certain additional concessions internal to the Cinco de Mayo property from two separate vendors by making one-time payments totalling $350,000. During the year ended December 31, 2009, MAG purchased a 100% interest in certain additional concessions internal or adjacent to the Cinco de Mayo property from three separate different vendors by making one-time payments totalling $362,000. During the year ended December 31, 2010, MAG entered into two option agreements to earn a 100% interest in five additional concessions adjacent to the Cinco de Mayo property, and paid $40,000 upon executing the agreements. In order to earn its 100% interest on these additional five concessions, MAG must pay an additional $140,000 in stages through 2015. The 2.5% NSR due to Cascabel applies to all claims within the Cinco de Mayo Property (including those acquired subsequent to the original option agreement).

Figure 4 – Cinco de Mayo property, Chihuahua State

Figure 5 – Diagram showing Upper Manto and Pozo Seco

TABLE 13 - LIST OF CLAIMS
MAG Silver Corp. – Cinco de Mayo Project
Claim Number	Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)
1	DON JOSE	222251	June 22, 2004	June 21, 2054	1,640.0000
2	DON JOSE II	235685	Feb. 16, 2010	Feb. 15, 2060	469.9433
3	DON JOSE II FRACC. 1	235711	Feb. 19, 2010	Feb. 18, 2060	536.1942
4	DON JOSE II FRACC. 2	235712	Feb. 19, 2010	Feb. 18, 2060	1,005.5683
5	DON JOSE III	224331	Apr. 26, 2005	Apr. 25, 2055	78.7872
6	DON JOSE III FRAC. 2	209293	Mar. 30, 1999	Mar. 29, 2049	32.7879
7	DON JOSE IV REDUCCION	218474	Oct. 31, 2000	Oct. 30, 2050	348.5547
8	DON JOSE V	212878	Feb. 13, 2001	Feb. 12, 2046	47.7166
9	DON JOSE VI	236414	June 30, 2010	June 29, 2060	412.2388
10	DON JOSE VII	237045	Oct. 22, 2010	Oct. 21, 2060	8.4199
11	DON JOSE VIII	237692	Apr 26, 2011	Apr 25, 2061	18.3534
12	DON ROBERTO	224252	Apr. 22, 2005	Apr. 21, 2055	453.4431
13	CINCO DE MAYO	216086	Apr. 9, 2002	Apr. 8, 2048	65.0000
14	DANIEL	229222	Mar. 27, 2007	Mar. 26, 2057	1,653.9137
15	DANIEL I	229249	Mar. 28, 2007	Mar. 27, 2057	4.8630
16	INDEPENDENCIA	229744	June 13, 2007	June 12, 2057	17,096.9082
17	LA MARY	230455	Sept. 4, 2007	Sept. 3, 2057	12.0000
18	LA AMISTAD	230454	Sept. 4, 2007	Sept. 3, 2057	11.4935
19	EL PLOMO	230475	Sept. 6, 2007	Sept. 5, 2057	20.0000
20	LA FORTUNA	228746	Jan. 18, 2007	Jan. 17, 2057	132.9008
21	LA SINFOROSA	228747	Jan. 18, 2007	Jan. 17, 2057	192.5727
22	EL CHINACATE	228723	Jan. 17, 2007	Jan. 16, 2057	651.9335
23	CAMARADA	228487	Nov. 24, 2006	Nov. 23, 2056	29.8687
24	TRES AMIGOS	228148	Oct. 6, 2006	Oct. 5, 2056	150.8245
25	LA FORTUNA	220802	Oct. 8, 2003	Oct. 7, 2053	8.6804
26	LA FORTUNA I	221879	Apr. 7, 2004	Apr. 6, 2054	0.6584
27	JOSEFINA I	221881	Apr. 7, 2004	Apr. 6, 2054	12.0000
28	CRIPTO	221884	Apr. 7, 2004	Apr. 6, 2054	9.0000
29	EL MANZANILLO	221877	Apr. 7, 2004	Apr. 6, 2054	8.5801
					25,113.2049

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cinco de Mayo property is accessible by driving north from Chihuahua City on Federal Highway 45D for approximately 92 km to Highway 7D, then driving northwesterly for approximately 108 km to the town of Ricardo Flores Magón. MAG’s base of operations is located in Ejido Benito Juarez, a distance of about 20 km north of Ricardo Flores Magón along Highway 10. The property is located immediately west of the village of Benito Juárez, accessible along dirt roads. The property is centred at 305,000mE, 3,340,000mN (NAD 27 Mexico, Zone 13).

The closest railway access is 80 km to the east at Villa Ahumada. The closest airport with daily service to Mexico City, Dallas-Fort Worth, and Houston is located at Chihuahua City. Daily service to Mexico City and other cities in Mexico is also available nearby at Juarez City.

The climate is dry to semi-arid. The average annual temperature is 20°C. Annual rainfall ranges from 220 mm to 1,000 mm. Exploration and development can be carried out all year round.

The closest full service town, Nuevo Casas Grandes, is located approximately 100 kilometres to the northwest from the property. Nuevo Casas Grandes has a population of approximately 55,000 and has most services, including medical services and accommodations. A greater range of services is available at Chihuahua City located about a two and a half hour drive by paved highway.

Other than exploration drill roads used to access drill sites, there is currently no permanent infrastructure on the property.

A potential mining development on the property would likely have access to electric power from the Mexican national transmission grid. A high tension power line bisects the southern part of the property, approximately eight kilometres south of the project.

The Sierra Santa Lucia is the most prominent physiographic feature on the property. It is a northwest-trending 600 metres high limestone range roughly 12 kilometres long by 3.5 kilometres wide. Elevations range from 1,330 MASL in the valley floor west of the Sierra Santa Lucia to 1,940 MASL along the Sierra Santa Lucia. Cinco de Mayo Ridge is an elongate limestone ridge, 400 metres wide by 2,000 metres long off the east side of the Sierra Santa Lucia. The Upper Manto deposit is located on the plain along the east side of the Sierra Santa Lucia, whereas the Pozo Seco molybdenum-gold deposit is located on the west side.

Vegetation is sparse and consists of range grass and scattered cacti and other shrubs with occasional mesquite trees.

Environmental Liabilities

A comprehensive environmental audit done in September 2012 was received in January, 2014, and is highly favourable (after the completion of the technical reports noted above). The only requirement is for MAG to remove a concrete pad and revegetate 0.145 ha (145 square metres) of disturbed ground.  MAG fully intends to comply with this requirement order as soon as it regains access to the property.

Surface Access – Upper Manto

No surface access issues were identified in the NI 43-101 reports noted above as the Company had entered into surface rights agreements with the Municipio de Buenaventura and Ejido Benito Juárez (the “Ejido”) to allow for on-going exploration and development of the property. The Company had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area from the Ejido members, who along with the Federal Agrarian Authority had ratified the purchase. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase, claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights , rather than rights to specific areas of the property.

The Ejido challenge arose during the Company’s application for the new “Soil Use Change Permit” which was added in 2012 by the Mexican government as a requirement for obtaining drilling permits. A “Soil Use Change Permit,” reflects conversion of land from agricultural to industrial use. A surface access agreement is required in order to be granted the permits. As permission of the Ejido assembly is required to obtain surface access, a requirement of the ‘Soil Use Permit,’ MAG continues to pursue negotiations with the Ejido (see “Current Fiscal Year (Subsequent to December 31, 2013)” above). The Company continues to work diligently with State and local officials to negotiate renewed access to the Company’s mining claims.  MAG believes that the access issue is a temporary delay, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Surface Access – Pozo Seco

The Company has entered into a surface rights agreement with a private landowner to allow for on-going exploration and development of the Pozo Seco deposit (access to this deposit is not affected by the Ejido access issue on the Upper Manto (see above).

History

Small scale mining took place in the Cinco de Mayo property area in at least twelve locations sometime prior to the 1990s. There are no known records describing this historic production. A series of small claims in these areas were previously held by Mexican individuals.

In the mid-1990s, an affiliate of Industrias Peñoles S.A. de C.V. (“Peñoles”) drilled six reverse circulation holes for a total of 1,368 metres to test several silicified zones.

The area was visited by Peter Megaw in 1992 on behalf of Teck Corporation (“Teck”) as part of a reconnaissance program in Chihuahua State carried out from 1991 to 1994. Megaw determined that the area exhibited characteristics favourable for large carbonate replacement deposits (“CRD”) and that Cinco de Mayo looked very much like the distal portions of the Santa Eulalia deposit (Megaw, 1997). Teck’s field work included reconnaissance mapping and detailed sampling of the jasperoid veins along Cinco de Mayo Ridge. Teck chose to drop its interest in the property and transferred the property to Cascabel in early 2000 with no retained interest. Cascabel continued to stake claims until 2003.

In 2004, MAG optioned the ground from Cascabel. The agreement is summarized in the “Property Description, Location and Ownership” section above.

Geological Setting

Regional

The Cinco de Mayo property is located along the junction of the Sierra Madre Occidental and the Mexican fold thrust belt. The Sierra Madre Occidental is a large silicic igneous province formed during Cretaceous-Cenozoic magmatic and tectonic episodes. The Mexican fold thrust belt is mostly composed of thick sections of Cretaceous carbonate rocks deposited in linear, fault-bounded basins and deformed during the Laramide Orogeny at the end of the Cretaceous.

Cinco de Mayo is also located on the western margin of the Chihuahua Trough, the same environment which hosts several other important CRDs. The Chihuahua Trough is a Jurassic marine basin generally composed of (from oldest to youngest) evaporites, clastic sedimentary rocks, and carbonates (Haenggi, 2002). The Jurassic evaporate rocks are gypsum, anhydrite, and salt. The clastic sedimentary rocks are conglomeratic sandstone, pebble conglomerates, siltstone, and shale. The Cretaceous carbonate rocks are mostly limestone, with some intercalated shale units. The Chihuahua Trough is generally interpreted to be the result of a Jurassic extensional event related to the opening of the proto-Atlantic Ocean and formation of the Gulf of Mexico. The Cinco de Mayo property (especially Cerro Cinco de Mayo, Sierra Santa Lucia, and Sierra Ruso) is dominated by Cretaceous limestones.

Local Geology

The structural style at Cinco de Mayo indicates that the district is favourably situated on the west margin of the Jurassic Chihuahua Trough. This location has proven to be a good regional environment for CRDs in Mexico (Megaw et al., 1988). Evidence of fluid flow includes silica replaced structures, silica replaced pipes, fluorite-barite veins, sulphide mantos, sulphide filled faults, and disseminated sulphides in marble.

Stratigraphy

The exposed stratigraphy is highly thrusted, with three to four repeated/stacked sections of the Lower Cretaceous (Early and Middle Albian) limestone-shale section. The units mapped on the surface range from Cuchillo Formation (limestone and shale) at the base, up through the Benigno Formation (limestone) to the Lagrima Formation (shale), all of which underlie the Finlay Formation (limestone).

The Finlay Formation, the principal host to known mineralization, is a fossiliferous cherty limestone with high energy beach zones at the base, and abundant rudist reefs (common Mesozoic bivalve). The Finlay Formation is overlain by two different shale units: the Benavides Shale and the Ojinaga Formation. The Benavides Formation (Lower Cretaceous) overlies the Finlay in depositional contact on the east side of Sierra Santa Lucia. On the east side of the range, the Finlay is observed in drill core in thrust contact with the Upper Cretaceous (late Cenomanian) Agua Nueva or Ojinaga Formation. The Late Albian Loma de Plata, and Early Cenomanian Del Rio and Buda Formations, which should be present, remain unobserved at Cinco de Mayo and may have been faulted out of the section or eroded prior to late Cretaceous deposition. Two Late Cretaceous units are observed in the region. First is the Late Cenomanian Indidura equivalent which outcrops 15 km north-northeast of Cinco de Mayo, adjacent to an alteration inducing intrusive. The other is the Ojinaga Formation which outcrops 5.5 km east-northeast of Cinco de Mayo. Drill holes located on the northeast side of Cinco de Mayo Ridge were apparently collared in the Ojinaga Formation. The volcanically derived sandstones of the Ojinaga Formation probably account for the prominent fold observed in the magnetic survey northeast of the Sierra Santa Lucia. Lower Tertiary volcanic rocks, ranging from dacite to rhyolite in composition, crop out in an arcuate band across the eastern, northern, and western fringes of the project area.

Structural Geology

The oldest structures interpreted in the Cinco de Mayo property area are the north-northwest trending Late Triassic and Early Jurassic extensional basin-controlling structures of the Chihuahua Trough that defined the basin in which the thick Lower Cretaceous carbonate sequence was deposited. The Upper Cretaceous platform sediments (shales and sandstones) subsequently covered the basin structures and obscured the feature. The basin structures were reactivated during the compressional Late Cretaceous-Early Tertiary Laramide Orogeny and were extended upwards through the Late Cretaceous platform sedimentary units. The west-directed folding and thrust faulting related to the Laramide compression produced the dominant structural fabric seen in the area. These prominent folds and thrusts are “escape structures” created during structural narrowing of the basin. Their geometry suggests that they lie above the ancient basin-controlling faults. These structures appear to be favourable hosts of mineralization and apparently were reopened during the subsequent mid-Tertiary extension which characterizes the region and coincides with mineralization related magmatism (Megaw et al., 1996).

The last tectonic event to affect the region was mid-late Tertiary extension. This extension was directed opposite to the Laramide compression and created the classic north-northwest linear alternation of ranges and basins that define the Basin and Range Province.

Property Geology

The Cinco de Mayo property is dominated by the Sierra Santa Lucia, a northwest-trending 600 metres high limestone range roughly 3.5 km wide and 12 km long. Cinco de Mayo Ridge is an elongate limestone ridge, 400 metres wide by 2,000 metres long off the east side of the Sierra Santa Lucia. Both are separated and flanked by broad alluvium mantled valleys. Drilling, PEMEX geophysical data, and outcrop reconnaissance indicate that the alluvial cover is thin and that a thick section of carbonate host rocks lies immediately beneath the cover in many areas. The structural complexity of the Sierra Santa Lucia indicates that it lies directly above the western bounding fault of the Chihuahua Trough and there is strong local evidence that this fault functioned subsequently as a major shear zone, with strands passing along the immediate flanks of the Sierra Santa Lucia and probably carving off the north-northwest trending Cinco de Mayo Ridge from the body of the range. Surface mapping and drilling suggest that the principal thrust and shear offsets are pre-mineral in age, with mineralization related intrusions and mineralizing fluids exploiting these zones of weakness.

There are numerous mineralization and alteration occurrences associated with this fault zone throughout the Sierra Santa Lucia and adjacent hills. These include the prospects and small mines at Abundancia, Celia, Cinco Ridge, and Orientales and a host of unnamed occurrences dominated by iron-rich jasperoids with strongly anomalous lead-zinc-silver-arsenic (gold) signatures, particularly along the base of the ridge. Little is known of the historic mining at Cinco de Mayo Ridge, but there are two old mines at opposite ends of the ridge that probably produced small amounts of high-grade silver and base metal mineralization. These historic mines helped draw early exploration work to the area, but it was rapidly recognized that the entire ridge is cut by northeast-southwest and northwest-southeast structures that host both mineralization and metal-bearing jasperoid alteration. The jasperoids were the focus of a systematic mapping and sampling program in 1998, which revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

Mineralization

The two deposits on the Cinco de Mayo property with estimated Mineral Resources are the Upper Manto lead-zinc-silver CRD located on the east side of Sierra Santa Lucia, and the Pozo Seco molybdenum-gold deposits located on the west side of Sierra Santa Lucia. The Upper Manto deposit, formerly known as the Jose Manto-Bridge Zone deposit, consists of two parallel overlapping manto deposits referred to as Jose Manto and the Bridge Zone.

Upper Manto Deposit

There are four styles of mineralization at the Upper Manto deposit including manto mineralization, massive sulphide mineralization, garnet-pyroxene skarn, and vein and veinlet mineralization. Each is described below.

•
Manto mineralization represents relatively flat-lying to inclined tabular bodies consisting of medium to coarse grained massive pyrite, pyrrhotite, galena, and sphalerite with minor acanthite (Ag2S). The sulphides are commonly brecciated and re-mineralized by later sulphide and in-filling events. Sphalerite colour varies by event from honey to brown to nearly black. Sulphides are commonly banded, locally reflecting the shapes of partially replaced limestone domains, but generally highly contorted with no apparent relationship to any pre-existing opening or domain shape which is typical of CRDs. Pyrite replacements after platy pyrrhotite are common. Gangue is dominated by calcite, with minor fluorite. The mineralization is locally siliceous. Fragments of limestone are common within the manto. Alteration of the surrounding limestone is generally limited to a narrow recrystallized and bleached selvage, with local silicification.

•
Massive sulphide mineralization, consisting of the same sulphide assemblage as manto mineralization, occurs as layers and veins from 30 cm to three metres thick within hornfelsed shale rich units. Sphalerite in this environment is commonly dark amber in colour. The hornfels consists of very fine grained pyroxenes and garnets, with local zones showing garnet crystal faces up to 0.5 mm across indicating transition to skarn conditions.

•
Garnet-pyroxene skarn mineralized with galena, sphalerite, chalcopyrite, scheelite, and gold was intersected in several deep holes. Skarn mineralization was intercepted in the Pegaso Zone in the deeper intercepts of hole CM-12-431 (hole 431), where the garnets are thoroughly retrograde altered (hydrated) to hydrogrossular and clays. Garnets can display zoning from yellowish green to dark brown, with the dark brown commonly being earlier. Pyroxene content appears to increase with depth. Several of the skarn drill hole intercepts contain felsic dykes beneath the Upper Manto that are themselves largely converted to calc-silicates. Sphalerite-dominant sulphide and scheelite mineralization is common in the skarns. The skarn zones are surrounded by variably developed recrystallization and marble, with zones of 10 metres to 30 metres of coarse grained marble intersected in the deeper holes. Pegaso hole 431 shows notably thicker skarn, marble and hornfels, reaching a thickness of over 300 metres.  No intrusive rock was cut by hole 431 despite the greatly increased strength of thermal metamorphism and metasomatism. Sulphides in this area occur with skarn silicates but do not replace them.

•
Vein and veinlet mineralization consists of high-angle calcite veins with 5 vol.% to 50 vol.% very coarse grained sulphides occurring as linings on the vein walls, breccia fragments surrounded by later calcite, and as veinlets replacing massive vein calcite. The veins clearly were repeatedly brecciated, filled with calcite and subsequently remineralized. The calcite has a characteristic strong orange-red fluorescence under ultraviolet light, indicating the presence of significant manganese in the calcite crystal structure. This is characteristic of “fugitive calcite” veining, which represents calcite dissolved by the sulphide mineralizing replacement process and reprecipitated in fractures outboard of the sulphide zone with various trace metals present in the “spent” mineralizing fluids. Manganese is abundant in these “spent” fluids and its characteristic response to ultraviolet light makes “fugitive calcite” veins easy to detect and discriminate from calcite veinlets of other origins.

A schematic cross section showing the mineralization and alteration at the Upper Manto deposit is shown in Figure 6 below.

Figure 6 – Structural Regime

Pozo Seco

Pozo Seco molybdenum-gold mineralization is primarily hosted in brecciated Upper Cuchillo limestone. Brecciation is most intense along the Lucia Fault over a strike length of two kilometres and extends up to 300 metres east of the fault in a tabular body up to 100 metres thick. Veining related to the brecciation is dominated by white calcite and dark chalcedony. Average grades range from 0.1% Mo to 0.2% Mo and 0.15 g/t Au to 0.25 g/t Au. Pyrite, galena, and sphalerite are found in a core of the high-grade oxide mineralization and within deeper veins.

The main molybdenum mineral is powellite (calcium molybdate) and is easily recognized by its yellow-orange fluorescence under an ultraviolet light. Powellite occurs as late stage veinfracture fill and banded open space coatings on brecciated rock. Other recognized molybdenum minerals include ferrimolybdite and ilsemanite. The mineralogical site of the anomalous arsenic present has not been determined. The limited sulphide core has evidence of precursor molybdenite.

Textures and geochemistry suggest mineralization occurred in a boiling environment. The multiple brecciation stages could result from explosive boiling repeatedly breaking a developing silica seal to the system during coeval faulting. The tabular form could be a result of brecciation and later solution along a precursor low angle fault or a result of explosive fracturing, silica healing, and re-fracturing by boiling at the paleo-phreatic level.

Deposit Types

CRDs are Phanerozoic, high-temperature (>250oC) deposits consisting of major pod, lens, and pipe-shaped lead-zinc-silver-copper-gold skarn and massive sulphide bodies which transgress the stratigraphy of their host carbonate rocks and are commonly associated with igneous intrusive and extrusive rocks. Limestone, dolomite, and dolomitized limestones are the common hosts with minor deposits in calcareous sediments of other lithologies. They are dominantly composed of a simple assemblage of metal sulphides with subordinate carbonate, sulphate, fluorite, and quartz gangue. Calc-silicate or iron-calcic skarn may or may not be present and important. Both sulphide and skarn contacts with carbonate wallrocks are sharp. Evidence for replacement greatly outweighs evidence for open-space filling or syngenetic deposition.

CRDs have contributed 40% of Mexico's historic silver production, making them second only to epithermal veins. Currently, they provide most of the zinc and lead that put Mexico in fifth and sixth place, respectively, in world production. The largest CRDs in Mexico range from 10 million tonnes to over 100 million tonnes in size and define a belt measuring 2,200 km long by 20 km to 50 km wide. The Upper Manto deposit represents a new major discovery along this trend. CRDs are commonly mined at rates of 2,500 tpd to over 6,000 tpd, with mining depths in several exceeding 1,200 metres below surface.

Mexico's CRDs occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were intruded by metal-rich magmas. The Cinco de Mayo Project area lies on the western bounding fault of the Chihuahua Trough, the same structure that hosts major CRDs, such as Santa Eulalia (MAG's Guigui property), Naica, San Pedro Corralitos, and Terrazas. This ancient crustal break first controlled deposition of a thick section of carbonate host rocks and then later movements created abundant structural fluid pathways, guiding metal-rich magmas into place for optimal mineral deposition. These are essential elements of the mineralization model.

CRDs are zoned over thousands of metres laterally and hundreds to thousands of metres vertically from central intrusions with mineralized skarn lenses along their flanks to mineralized skarns along dike or sill offshoots; to vertical to steeply oriented tabular or tubular “chimneys” composed dominantly of massive sulphides; to flat-lying tabular elongate "mantos" composed of massive sulphides; to a distinctive series of alteration styles that may extend for additional hundreds of metres from sulphide mineralization. The dominant metals change with distance from the source intrusion, with the highest silver grades occurring in the distal manto-dominated components of the system. Mineralization is typically continuous from the source intrusion to the fringes of the system, with the largest mines exhibiting the full range of mineralization styles. Distinct alteration and mineralization patterns characterize each zone and can be used to trace mineralization from one zone to another. Large CRDs are characteristically multi-stage systems showing evidence for multiple intrusion, mineralization, and alteration events. This results in overprinting of the various stages and creates complex, but substantial mineralized bodies.

CRD exploration focuses on position within the "CRD Belt" and recognition of where exposed mineralization lies with respect to this zoning spectrum. Mantos are traced to chimneys and from there to skarn and source intrusion, or vice versa. Early systematic regional exploration work and the results of initial drilling show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico. MAG believes its current exploration discoveries in the Upper Manto deposit are in the distal manto part of the system, with Pegaso representing a nearer source (“near-proximal”) environment.

Pozo Seco is a structurally controlled molybdenum-gold deposit hosted in silicified breccias.  The Pozo Seco breccias experienced multiple stages of movement, with repeated silicification and mineralization events. The molybdenum mineralization appears to have been deposited first, followed by gold, which continues at anomalous grades outside the molybdenum zone. Pozo Seco molybdenum mineralization is comparable in style to the molybdenum-bearing mineralization that occurs in the proximal parts of several major Mexican CRD systems, but is many times more extensive than the largest known occurrence, the San Martin-Sabinas skarn-CRD system in Zacatecas. Gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence, the Santa Eulalia CRD-skarn system in central Chihuahua.

Figure 7 – CRD Exploration Model

Exploration

Most work on the Cinco de Mayo property is supervised by IMDEX and Cascabel under contract to MAG. IMDEX and Cascabel are related privately held geological consulting companies providing a range of contract exploration services to the mining industry in Mexico. All airborne and ground geophysical surveys conducted on the project since late 2006 were directly contracted and supervised by MAG. Work on the property prior to MAG’s involvement is covered above in the section named “History”.

Work by MAG began in mid-2004 with preliminary regional geological mapping. Work continued in early 2005 with the completion of an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies coincident with structural lineaments exposed along the eastern edge of Sierra Santa Lucia.

In late 2005, Zonge Engineering & Research Organization, Inc. (“Zonge”) completed a five line NSAMT survey. Based on the initial results, Zonge completed an additional seven lines in 2006. In total, 45 line kilometres using 50 metre dipoles were completed. The survey lines were oriented in a northwest direction, parallel to Cinco de Mayo Ridge, and northeast direction, across the ridge and parallel to a jasperoid vein system. In all, data from 902 stations were acquired in 180 setups.

The strongest anomalies were detected off the northeast flank of the ridge, where most of the historic prospecting has taken place. A series of anomalies on the southwest side of the ridge corresponded closely with jasperoid veinlet system.

In December 2006, Aeroquest Surveys (“Aeroquest”) completed a 450 line-kilometre combined magnetic and electromagnetic helicopter-borne survey. The survey was flown using Aeroquest’s AeroTEM II time domain electromagnetic system in conjunction with a high-sensitivity cesium vapour magnetometer at 100 metre line spacings.

Upper Manto

Combining the geological, geochemical, biogeochemical, and geophysical data and interpretations, MAG developed a series of drill targets along a prominent northwest trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks. The sulphide-rich manto was first identified in hole CM07-20, which was collared to test the projection of a mineralized thrust fault exposed at the base of the Sierra Santa Lucia and a target identified by the airborne geophysical survey.

Pozo Seco

The Pozo Seco discovery hole (CDM-08-83) was drilled to test for mineralized Finlay Formation located in thrust sheets to the southwest of the José Manto. The hole was designed to test the down-dip projection of Finlay Formation hosted jasperoids based on a northeast dipping thrust system. CDM-08-83 intersected a 63 metre section averaging 0.18% Mo and 0.11 g/t Au.

Geotech Ltd. (“Geotech”) flew a Versatile Time Domain Electromagnetic (VTEM) survey in February 2009. A total of 1,920 line kilometres at 125 metre spacing were flown for a total area of 217.5 km2. The Pozo Seco deposit produced a string of electromagnetic anomalies. Also in February 2009, Geotech flew a Z-Axis, Tipper Electromagnetic Airborne Survey. A total of 413 line kilometres at 250 metre spacing were flown for a total area of 103 km2. The Pozo Seco deposit produced a string of strong electromagnetic anomalies. The aeromagnetic component of the survey outlined a deep seated magnetic high that may be a granitic intrusive that influenced the mineralizing events. Three other anomalous areas have been identified and require follow-up.

The combined geophysical surveys revealed magnetic, VTEM and ZTEM anomalous responses near to hole CM08-83. This recognition resulted in spotting hole CM09-130, which intersected 45 metres of 0.5% Mo starting just below the surface. Subsequent drilling was effectively a series of step-outs from this hole.

The Company believes the reliability of the results of the VTEM survey discussed above is at an industry standard for the methods employed.

Drilling

As of September 1, 2012, the date of the Upper Manto deposit Mineral Resource estimate, 445 holes totalling 213,591 metres have been drilled on the Cinco de Mayo property. Of these, 151 holes totalling 97,610 metres are located at or nearby the Upper Manto deposit and were used to model the mineralization. The Jose Manto is mostly intersected by holes drilled in 2006 to 2009. The Bridge Zone is intersected by holes drilled in 2011 and 2012.

Drilling has not yet resumed, and can resume only upon obtaining Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see ‘“Surface Access – Upper Manto” above).

Past drilling has been contracted to Major Drilling de Mexico, S.A. de C.V. (“Major”) of Hermosillo. In July 2010, Major was operating two drills on the Pozo Seco deposit where 119 holes had been drilled at that time and were used to model the mineralization. Diamond drill holes were collared using HQ (63.5 mm core diameter) equipment and reduced to NQ (47.6 mm core diameter) or BQ as drilling conditions dictated. The collar location was surveyed by differential GPS instrumentation using the coordinate system UTM Zone 13, NAD27 for Mexico. The orientation of the drill head was set by compass and down hole deviation was monitored using an Icefield instrument with readings taken at intervals varying from 10 metres to 30 metres.  Most holes were inclined towards the southwest.

Major drilled eleven reverse circulation (“RC”) holes using a UDR1000-44 multi-purpose rig. Seven RC holes twinned diamond core holes. Comparison of diamond core holes and twinned RC holes indicates good repeatability for molybdenum, but poor repeatability for gold, and therefore RC drilling was discontinued. The four non-twinned RC holes were used to estimate resources.

A Cascabel project geologist was at the drill to end each hole. Once the hole was completed, the casing was pulled and the collar was identified with labelled cement monuments. The site was then revegetated according to local regulations and standards.

Drill sections were spaced at 100 metres to 250 metres along strike, with intercepts on each section averaging 50 metres apart down dip. Drill hole recovery was good except for the occasional fault zone. The resource remains open in several directions.

An 61.6 metres massive sulphide intercept, known as the Pegaso Zone, located deeper in hole CM12-431 was not included as part of the Upper Manto Mineral Resource estimate. Additional drilling is recommended by RPA to establish the geometry of the Pegaso Zone. The 61.6 metres intercept has an average grade of 89 g/t Ag, 0.78 g/t Au, 0.13% Cu, 2.1% Pb, and 7.3% Zn, including 31.9 metres that grades 117 g/t Ag, 1.13 g/t Au, 0.16% Cu, 2.7% Pb, and 9.3% Zn.

There did not appear to be any drilling, sampling, or recovery factors that could materially affect the accuracy or reliability of the results. The resource modelling method used by RPA manages the relationship between core length and true thickness.

Sample Preparation, Analyses and Security

MAG and Cascabel use industry standard sample preparation, analysis, data management and security procedure for the Cinco de Mayo Project. In summary, RPA concurs with the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, the analytical procedures used, and the data management practices.

Drill core is transported by Cascabel personnel twice daily to MAG’s core handling facility in Benito Juárez. Geotechnicians check depth markers, box numbers, reconstruct the core, and calculate core recovery.

The core is descriptively logged and marked for sampling by Cascabel geologists. All core is also logged under an ultraviolet light. Logging and sampling data are entered into HP iPAQ Pocket PCs using GeoInfo Mobile software by Geo-Information Solutions of Tucson, Arizona. Data are later transferred to customized GeoInfo Tools Database software, also by Geo- Information Solutions. Core is photographed before sampling.

Sample intervals are selected based on visible mineralization and geological contacts. Sample lengths of the mineralized intervals in the Upper Manto deposit area vary from a minimum of 9 cm to 2.12 metres.  Barren samples are commonly taken to shoulder both ends of mineralized zones and are typically one metre in length. Core marked for sampling is sawn, with half returned to the box and the other half placed in plastic sample bags. Core samples are tracked using three part ticket books. Assay intervals and sample numbers are marked on core boxes with marker. One tag is placed in the sample bag along with the sample and the last tag is kept for MAG’s records. Core trays are marked with aluminum tags as well as felt marker. The plastic sample bags are placed in larger rice bags and sealed for shipping. Mineralized core is stored in a secure building in Benito Juárez. Unmineralized core is crosspiled at two different secure locations also in Benito Juárez.

MAG measures the density of all samples submitted for chemical analysis. Several measurement methods have been used over the history of the project, including a graduated cylinder to estimate volume and a digital scale for mass, the "weight in air" versus "weight in water" method (“Archimedes method”), and a water displacement method. The Archimedes method is currently used to measure the density of samples from 2012 drilling. Porous material is sealed with paraffin wax.

Core samples for analysis are stored in a secure warehouse prior to shipping. The warehouse is either locked or under direct supervision of the geological staff. Prior to shipping, drill core samples are placed in large rice bags and sealed. A sample transmittal form is prepared that identifies each batch of samples. The samples are transported directly to ALS Chemex facilities in Chihuahua for sample preparation. ALS Chemex forwards sample pulps to its laboratory facility in North Vancouver, British Columbia, Canada, for analysis.

ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the provision of assay and geochemical services by QMI Quality Registrars. In addition, ALS Chemex’s main North American laboratory in North Vancouver is accredited by the Standards Council of Canada for specific tests listed in their Scope of Accreditation No. 579. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and on-going performance evaluations.

Upon receipt at the laboratory, samples are assigned bar codes for tracking. Sample preparation includes weighing, drying, fine crushing of the sample to a minimum of 75% passing a minus 10 mesh, splitting the sample through a riffle splitter, and pulverizing 250g to a minimum of 95% passing a minus 150 mesh. For the Bridge Zone samples, barren silica sand was used to help clean the crushing and pulverizing equipment.

Following a four-acid digestion, samples were analyzed for silver, arsenic, copper, lead and zinc using Atomic Adsorption (ALS Chemex method code AA61), with overlimits being analyzed by method AA62. If the overlimit for AA62 was reached, silver was analyzed by fire assay/gravimetric method and overlimits for copper, lead and zinc are analyzed by ALS Chemex’s CON02 method. For samples with greater than 2% sulphides, the current system is to skip the AA61 method by going directly to the AA62 method.

Gold is analyzed by 30 g digestion fire assay with an AAS finish (ALS Chemex code AA23). The prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave oven. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AAS against matrix-matched standards.

A few gold and silver values were assayed using a gravimetric method. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver is determined by the difference in weights.

Once sample analyses are finalized, the MAG project manager downloads the results from ALS Chemex’s Webtrieve system. Results are imported into GeoInfo Tools Database software using routines that strip and match header information. All data are indexed on sample number and batch ID. Results from the different analytical methods are stored in separate fields and later compiled into a “final” field using a set of precedence. The “final” field was imported into Gemcom for resource modelling.

Quality Assurance and Quality Control

Quality assurance (“QA”) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical methods used, in order to have confidence in the resource estimation. Quality control (“QC”) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing, and assaying the samples. In general, QA/QC programs are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling and assaying variability of the sampling method itself.

Accuracy is assessed by a review of results of certified reference material (“CRM”) standards, and by check assaying at outside accredited laboratories. Assay precision is assessed by reprocessing duplicate samples from each stage of the analytical process from the primary stage of sample splitting, through sample preparation stages of crushing/splitting, pulverizing/splitting, and assaying.

MAG’s QA/QC protocol consists of the regular insertion of blanks, duplicates, and multiple standards within each sample batch. Field and pulp duplicate samples are analyzed to determine the level of analytical precision. RPA recommends that MAG send pulp duplicates to an external laboratory to make an additional assessment of the primary laboratory accuracy.

Overall, the Company is of the opinion that the assay results are reliable and acceptable to support the current resource estimate.

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors.

Field and pulp duplicates help assess the natural local-scale grade variance or nugget effect and are also useful for detecting sample numbering mix-ups.

Upper Manto - Pulp duplicates were sent to the same laboratory and therefore help monitor the grade variability as a function of both sample homogeneity and laboratory error.

Field duplicate results for both silver and zinc had high relative standard deviations, indicating poor precision. RPA noted, however, that most of the field duplicates selected automatically are very low grade and that precision becomes progressively poorer as grades get lower so the poor precision observed at these levels is not unexpected.

Pozo Seco - Pulp duplicates are submitted to secondary laboratories to assess the analytical accuracy and identify laboratory bias. MAG submits batches of 100 to 200 pulps to Inspectorate America Corporation, Reno, Nevada (“Inspectorate”), on a periodic basis. Molybdenum is analyzed by ICP-MS and ICP-AES after digestion by Aqua Regia (Inspectorate code 50-4A-UT). High grade molybdenum is analyzed by ore grade ICP (Inspectorate code Mo-4A-OR-ICP). Gold is analyzed by fire assay and Atomic Absorption finish (Inspectorate code Au-1AT-AA).

Certified Reference Material (Standards)

Results of the regular submission of CRMs are used to monitor analytical accuracy and to identify potential problems with specific batches. Prior to discovering the Bridge Zone, MAG inserted CRM samples at a rate of one in twenty samples. MAG now inserts one CRM for each drill hole.

Specific pass/fail criteria are determined from the standard deviations provided for each CRM. The conventional approach for setting standard acceptance limits is to use the mean assay plus or minus two standard deviations as a warning limit and the mean plus or minus three standard deviations as a failure limit. Results falling outside of the plus or minus three standard deviation failure limit must be investigated to determine the source of the erratic result, either analytical or clerical.

Data Verification

Upper Manto:

The resource database was reviewed and verified during two site visits by the qualified person responsible for Upper Manto Technical Report. Data verification procedures included a series of digital queries on the database, checks of laboratory certificates and a review of the Company’s QA/QC results. The qualified person considered the resource database reliable and appropriate to prepare a Mineral Resource estimate.

Pozo Seco:

During the site visit from July 5 to 7, 2010, David Ross selected six samples of sawn core for duplicate analysis.  These samples were chosen on the basis of molybdenum metal values achieved in MAG Silver’s sampling. The intervals were quarter sawn by a Cascabel technician under the supervision of Mr. Ross.  The samples were then bagged, tagged, and sealed in a larger rice bag and remained in Mr. Ross’s possession until delivered to ALS Chemex, Chihuahua.

Adjacent Properties

There are no significant properties adjacent to the Cinco de Mayo Project.

Mineral Processing and Metallurgical Testing

Metallurgical testwork is in progress, however, no results are available at this time.

Mineral Resources Estimates

Upper Manto

In October 2012, the company announced the completion of a first independent Mineral Resource estimate for the Upper Manto deposit, presented in Table 14 below and contained in the Upper Manto Technical Report.  RPA prepared a Mineral Resource estimate for the Upper Manto deposit based on drill results available to September 1, 2012 (no data from drill hole CM-12-431 in the deep Pegaso Zone (see below) was used in this estimate).

At a cutoff grade set at a NSR of $100 per tonne, Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc) (see table 14 below). The total contained metals in the resource are 52.7 million ounces of silver, 785 million pounds of lead, 1,777 million pounds of zinc, and 96,000 ounces of gold. The Mineral Resources are contained within the Upper Manto deposit, formerly known as the Jose Manto and Bridge Zone deposits. There are no Mineral Reserves estimated on the property.

Table 14 – Mineral Resource Estimates for the Cinco de Mayo Project as of September 1, 2012

Resource Category (NSR $100 Cut off)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Silver Ounces M	Lead M lbs	Zinc M lbs
M10	4.89	0.32	142	2.47	6.56	22.4	296	708
M20	1.48	0.20	129	2.24	5.97	6.1	73	195
M30	0.93	0.07	122	2.65	6.97	3.7	54	143
M40	1.45	0.24	133	3.52	6.18	6.2	113	198
M50	3.29	0.18	122	3.11	6.84	12.9	225	496
M60	0.41	0.34	100	2.63	4.22	1.3	24	38
Inferred	12.45	0.24	132	2.86	6.47	52.7	785	1,777
   Footnotes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.
2.	Mineral Resources are reported at a NSR cut-off value of $100/tonne.

3.
NSR values are calculated in $ using factors of $0.60 per g/t Ag, $12.32 per g/t Au, $18.63 per % Pb and $14.83 per % Zn. These factors are based on metal prices of $27.00/oz Ag, $1,500/oz Au, $1.15/lb Pb and $1.20/lb Zn and estimated recoveries and smelter terms.

4.	A minimum mining width of two metres was used.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.	Totals may not add correctly due to rounding.

Sensitivity analysis of the new resource to higher NSR cut-offs reveals significant higher grade portions.  This is demonstrated by the $150 NSR cut-off case which gives a total of 9.4 million tonnes of 151 g/t (4.4 opt) silver, 0.26 g/t gold, 3.37% lead, and 7.35% zinc (see Table 15).

Table 15: Resource Sensitivity to Various NSR Cut –Off Values
NSR CUT-OFF ($/t)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Pb + Zn %	Silver Ounces M	Lead M lbs	Zinc M lbs
$50.00	14.93	0.23	117	2.55	5.77	8.32	56.1	839	1,899
$ 75.00	14.03	0.23	122	2.67	6.04	8.71	54.9	826	1,867
$ 100.00	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
$ 125.00	11.19	0.25	139	3.06	6.80	9.86	50.1	754	1,679
$ 150.00	9.36	0.26	151	3.37	7.35	10.72	45.3	695	1,517
Footnotes: As per Table 14 above, with exception of footnote 2 (tonnage and grade are reported at NSR cut-off values as indicated.)

The Upper Manto drill hole database includes 151 diamond core holes totaling 97,609 metres drilled.  A set of cross sections and plan views was interpreted to construct three-dimensional wireframe models of the mineralized mantos using the descriptive logs, a minimum NSR value of approximately $50 per tonne, and a minimum true thickness of two metres. Prior to compositing to two metre lengths, high grades assays were cut to 24% zinc, 18% lead, 1,000 g/t silver, and 4 g/t gold.  Grades and density were estimated using inverse distance cubed.

Pozo Seco

In August 2010, an initial Mineral Resource estimate for the Pozo Seco molybdenum-gold deposit was announced. RPA, then Scott Wilson RPA, prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold (see Table 16).

Table 16 - Mineral Resource Estimate for the Pozo Seco Deposit

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1000)	(%)	(pounds)	(g/t)	(ounces)
INDICATED
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

INFERRED
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.
2.	The cut-off grade of 0.022% molybdenum was estimated using a molybdenum price of $17/lb and assumed operating costs and recoveries.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Totals may not add correctly due to rounding.

The drill hole database within the Pozo Seco area includes 119 holes (up to and including 264) totalling 34,311 metres.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models using a minimum grade of approximately 0.02% molybdenum and a minimum vertical thickness of two metres. Prior to compositing to three metre lengths, high molybdenum grades were cut to 1.0% molybdenum and gold values were cut to 1.8 g/t gold.

Variogram parameters were interpreted from three-metre composited assay values. Block model molybdenum and gold grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred Mineral Resource categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.  Preliminary Whittle open pit analysis was used to confirm that the project has reasonable prospects for economic extraction.  Only material within the preliminary pit shell is reported as Mineral Resources.  In plan view, the resources are contained within an area 2,000 metres long by 300 metres wide, elongated in the northwest-southeast direction.

Qualified Person (Mineral Resource): The Mineral Resources for the Upper Manto deposit and the Pozo Seco deposit disclosed in this AIF have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of NI 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves.

Other Exploration

Hole CM12-431: The Pegaso Zone

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The Pegaso Zone lies behind (southwest of) the structures that host the Upper Manto, and appears to be a totally new mineralization zone.  The three additional intercepts (see Table 17) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth. The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. This intercept is believed to be the down-dip extension of the Bridge Zone.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

The potential quantity and grade is conceptual in nature. There as been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delinated as a mineral resource.

Table 17:  Pegaso Zone

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
CM12-431	730.15	731.40	1.25	0.42	75	0.029	0.54	4.42	4.96
and	817.55	827.55	10.00	1.38	139	0.113	2.62	11.80	14.43
including	821.10	823.00	1.90	2.35	203	0.124	4.44	15.02	19.46
including	824.37	827.55	3.18	1.12	194	0.172	3.25	13.01	16.25
and	856.78	859.90	3.12	2.42	332	0.149	6.65	2.48	9.13
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
and	877.00	897.15	20.15	1.31	45	0.073	0.76	4.98	5.74
and	899.45	902.90	3.45	0.30	188	0.052	5.64	5.31	10.95
including+	901.23	901.63	0.40	0.45	914	0.047	30.00	5.02	35.02
and*	927.50	989.10	61.60	0.78	89	0.127	2.05	7.32	9.37
including*	938.35	970.25	31.90	1.13	117	0.155	2.72	9.31	12.03
including*	939.05	953.25	14.20	0.94	141	0.152	2.57	13.95	16.53
including	958.30	964.43	6.13	3.16	196	0.328	5.91	6.19	12.10
+ Contains Pb overlimit (>30 wt%)
* Contains Zn overlimit (>30 wt%)

Quality Assurance and Control – Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay and atomic absorption analysis.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization.

Current and Planned Future Exploration Program

Because of the expense of drilling at these depths, MAG will look to execute an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken. However, further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see “Cinco de Mayo” in “Three Year History” above).

The exciting intercept at Pegaso, deep below the Upper Manto and probably indicative of the ‘near source’ for the mineralization at Cinco de Mayo, is where drilling will be directed, to expand and delineate this high grade massive sulphide intercept.  A seismic survey will go a long way to aid in the planning and placement of drill holes, particularly on the Pegaso zone.

Once access is regained to the property, exploration will continue to explore for the other larger CRD/Skarn deposit believed to exist at Cinco de Mayo.

At Pozo Seco, plans for 2014 include continuation of a marketing study.

Other Properties

The Company has several other exploration properties. At this time, the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration objectives.

For more information on these properties, see the Company’s most recently completed Management’s Discussion and Analysis which is available under the Company’s profile on SEDAR (www.sedar.com).

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 60,209,554 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 27, 2014. All of the issued shares are fully paid and non-assessable.

Common Shares

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Company’s shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of our assets among the Company’s shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On January 18, 2008, the shareholders of the Company approved a shareholder rights plan (the “Rights Plan”).  The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan provides for expiry at the end of the third annual general meeting of the Company’s shareholders following initial approval, unless renewed by the shareholders.

On February 22, 2009, the Board of Directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement. On March 24, 2009, the Amendments were approved by the Company’s shareholders at the annual and special meeting of shareholders and by the Toronto Stock Exchange.

On May 14, 2010, the Board of Directors of the Company approved the continuation of its Rights Plan substantially in the form set forth in the shareholder’s rights plan agreement between the Company and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009.  On June 22, 2010 and subsequently on June 18, 2013, the continuation was approved by the shareholders at the annual and special meeting of Shareholders and by the Toronto Stock Exchange. A copy of the Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”) in place that was initially approved by the Company’s shareholders on March 24, 2009.  On September 15, 2011, the shareholders approved an amendment to the Stock Option Plan that converted the plan from a fixed number plan of 5,453,839 Common Shares to a “rolling” plan with a maximum of 8% of the Company’s issued and outstanding Common Shares.  On May 11, 2012, the Board of Directors approved an amendment to the Stock Option Plan to provide for a cashless exercise of options. As at March 27, 2014, 1,179,642 stock options are available for grant under the Stock Option Plan. The Stock Option Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain high caliber personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 8% of the Company’s issued and outstanding Common Shares. A copy of the Stock Option Plan may be viewed in electronic format at www.sedar.com and at www.sec.gov.

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange
Month	High	Low	Volume
	(C$)	(C$)	(no. of shares)
December, 2013	6.31	5.15	1,260,790
November, 2013	6.56	5.35	2,280,861
October, 2013	6.30	5.26	5,340,850
September, 2013	8.06	5.76	1,945,057
August, 2013	8.18	5.38	2,033,801
July, 2013	6.70	5.28	1,692,648
June, 2013	7.99	5.34	3,602,970
May, 2013	8.05	6.27	1,527,965
April, 2013	9.59	6.58	2,582,415
March, 2013	10.35	9.11	3,020,584
February, 2013	11.25	9.60	2,292,616
January, 2013	11.38	9.68	1,716,078

New York Stock Exchange - MKT
Month	High	Low	Volume
	($)	($)	(no. of shares)
December, 2013	5.93	4.87	1,397,094
November, 2013	6.06	5.10	1,453,083
October, 2013	6.10	5.05	1,604,754
September, 2013	7.67	5.59	1,356,863
August, 2013	7.81	5.16	1,643,835
July, 2013	6.51	5.00	1,540,299
June, 2013	7.80	5.10	2,695,326
May, 2013	8.04	6.18	1,327,952
April, 2013	9.41	6.39	1,662,936
March, 2013	10.08	8.86	970,339
February, 2013	11.27	9.28	1,946,408
January, 2013	11.46	9.83	1,690,940

Prior Sales

The following table summarizes the issuances of stock options by the Company during the 12 months of the most recently completed financial year.

Date of Issue	Number of Securities	Security	Price of Security (C$)
March 4, 2013	100,000	Inducement Options	9.61
June 24, 2013	872,000	Options	5.86
October 15, 2013	500,000	Inducement Options	5.35

DIRECTORS AND OFFICERS

The following were Directors and Officers of the Company as at March 27, 2014 (and as December 31, 2013).

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
GEORGE N. PASPALAS (9) President, CEO, Director (since Oct 15/13) British Columbia, Canada	President and CEO of the Company since October 15, 2013. Aug 2011 to June 2013 President and Chief Executive Officer of Aurizon Mines; Jun 2007 to Jan 2011 Chief Operating Officer, Silver Standard Resources Inc. Mr. Paspalas is also a director of Pretivm Resources Inc.	20,000	500,000/$5.35
DANIEL T. MACINNIS Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company from February 1, 2005 to October 15, 2013. Mr. MacInnis is also a director of MAX Resources Corp. and subsequent to the year end joined the board of Balmoral Resources Inc.	301,300	13,125/$5.54 12,344/$5.32 8,379/$6.32 125,000/$9.92 125,000/$10.44 125,000/$9.15 150,000/$5.86
PETER K. MEGAW(9) Director (since Feb 6/06) Arizona, USA	President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003. Dr. Megaw is also a director of Candente Gold Corp and Minaurum Gold Corp.	419,686	8,203/$6.32 15,000/$10.01 50,000/$9.92 50,000/$10.44 50,000/$9.15 60,000/$5.86
FRANK R. HALLAM(10) Director (since Jun 22/10) British Columbia, Canada
April 2003 to June 22, 2010, CFO of MAG Silver Corp.; 2002 to present, CFO and director of Platinum Group Metals Ltd., a company building a platinum mine in South Africa and exploring properties in Canada and South Africa; 1996 to 2007, CFO Callinan Mines Ltd.; 2006 to 2009, director of West Timmins Mining Inc. and CFO 2006 to 2008; 2009 to present, director Lake Shore Gold Corp.; 2009 to present, director and CFO of West Kirkland Mining Inc.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lake Shore Gold Corp., West Kirkland Mining Inc. and Nextraction Energy Corp.
		Nil	34,761/$6.32 50,000/$7.42 69,285/$9.92 50,000/$10.44 50,000/$9.15 60,000/$5.86
ERIC H. CARLSON(3)(4) Director (since Jun 11/99) British Columbia, Canada
Founder and CEO of Anthem Properties Group Ltd. and its affiliates, including Anthem Works Ltd., a reporting issuer, together comprising a real estate investment and development group of companies operating under the Anthem brand, from July 1994 to present; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., West Kirkland Mining Inc., and Nextraction Energy Corp.
		1,325,500(7)	20,625/$5.54 15,469/$5.32 6,602/$6.32 50,000/$9.92 50,000/$10.44 50,000/$9.15 60,000/$5.86

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
JONATHAN A. RUBENSTEIN(4) Director (Since Feb 26/07) Chairman (Since Oct 12/07) British Columbia, Canada	Professional Director. Director of Detour Gold 2009 to present; director of Eldorado Gold 2009 to present; director of Roxgold 2012 to present; director of Troon Ventures 2009 to 2014; director of Aurelian Gold 2006 to 2008; director of Rio Novo Gold 2010 to 2012; Former lawyer in private practice, with focus on corporate and securities law.	1,000	15,938/$5.54 16,953/$5.32 7,715/$6.32 50,000/$7.42 75,000/$9.92 75,000/$10.44 75,000/$9.15 90,000/$5.86
RICHARD M. COLTERJOHN(2)(3)(10) Director (since Oct 16/07) Ontario, Canada	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Founder, president, CEO and director of Centenario Copper Corporation from 2004 to 2009; director of Cumberland Resources Ltd from 2003 to 2007; director of Explorator Resources Ltd. from 2009 to 2011. Mr. Colterjohn also currently serves as a director of AuRico Gold Inc. (since 2010) and Roxgold Inc. (since 2012).	26,406	7,774/$6.32 50,000/$9.92 50,000/$10.44 60,000/$9.15 60,000/$5.86
DEREK C. WHITE(2) Director (since Oct 16/07) British Columbia, Canada
CEO and President since September 2012, and Executive Vice President – Corporate Development since September 2007, of KGHM International Limited, a company constructing and operating mines in Canada, the USA and Chile; CFO of Quadra Mining from April 2004 to November 2007. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant. Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and currently serves as a director of Magellan Mineral Limited.
		Nil	14,971/$6.32 100,000/$7.42 50,000/$9.92 50,000/$10.44 50,000/$9.15 60,000/$5.86
PETER D. BARNES(2)(4)(10) Director (since Oct 5/12) British Columbia, Canada	Corporate Director and a private investor. Director of CB Gold Inc. since April 2010, where he is the non-executive Chairman and a member of the Audit Committee and the Governance Committee. Former CEO and director of Silver Wheaton Corp from 2006 to 2011, and one of Silver Wheaton’s founders in 2004, a silver streaming company. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Avanti Mining Inc. from June 2007 to April 2012. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	10,000	150,000/$12.19 60,000/$5.86

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
RICHARD P. CLARK(3)(9) Director (since Oct 5/12) British Columbia, Canada
CEO since October 2011 and director since 1994 of Sirocco Mining Inc., a mining company holding an interest in mines in South America, and exploring resource sector opportunities in West Africa and South America. Senior executive with the Lundin Group of Companies for past 10 years. Former CEO, President and a director of Red Back Mining Inc. from 2004 until the company’s takeover by Kinross Gold Corporation in 2010. Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011, Fortuna Silver Mines Inc. from August 2008 to June 2010, Corriente Resources Inc. from 1996 until its acquisition in 2010, Minera Andes Inc. from 2008 to 2009, Sanu Resources Ltd. from 2004 until its acquisition by Canadian Gold Hunter Corp. in 2009, and Sunridge Gold Corp. from 2007 to 2008. Mr. Clark also currently serves as director of Lucara Diamond Corp.
		Nil	150,000/$12.19 60,000/$5.86
LARRY TADDEI Chief Financial Officer British Columbia, Canada	CFO of the Company since June 22, 2010; CFO of West Timmins Mining Inc., a Canadian mining exploration company, from 2008 to 2010; CFO and Vice President Finance of Gold Hawk Resources Inc., a mining company, from 2006 to 2008; Mr. Taddei has been a Chartered Accountant since 1990.	6,200	185,000/$6.95 75,000/$10.44 75,000/$9.15 90,000/$5.86
Michael J. Curlook Vice President, Investor Relations and Communications (effective March 4, 2013) British Columbia, Canada	March 4, 2013 to Present, Vice President, Investor Relations and Communications of the Company; previously Head of Investor Relations and Communications of Great Basin Gold Ltd from 2008 to 2012; Manager of Investor Relations of Farallon Mining/Hunter Dickinson Inc. from 2006 to 2008.	3,500	100,000/$9.61
JODY L. HARRIS Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company since May 8, 2007.	500	15,000/$7.42 20,000/$9.92 20,000/$10.44 25,000/$9.15 30,000/$5.86

         Notes:
(1)                  Each director’s term of office expires at the next annual general meeting of shareholders of the Company.
(2)                  Member of Audit Committee.
(3)                  Member of Compensation Committee.
(4)                  Member of Corporate Governance and Nomination Committee.

(5)           Includes beneficial, direct and indirect shareholdings.
(6)           Does not include stock options and other rights to purchase or acquire shares.
(7)            Of these shares, 946,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.
(8)            Of these shares, 11,085 shares are held by Minera Cascabel SA de CV, a private company owned in part by Mr. Megaw.
(9)           Member of the Disclosure Committee.
(10)         Member of the Finance Committee.

There are 60,209,554 Common Shares issued and outstanding as at March 27, 2014.  As of March 27, 2014, directors and officers of the Company as a group own or control 2,114,092 Common Shares of the Company representing approximately 3.5% of its issued and outstanding Common Shares.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading “Interest of Management and Others in Material Transactions” below, the directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Richard Colterjohn and Peter Barnes. All three members of the Audit Committee are (i) independent within the meaning of such term in National Instrument 52-110 - Audit Committees (“NI 52-110”) and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 25 years of financial experience in the mining and metals industry. Mr. White is presently the CEO and President of KGHM International Limited (formerly Quadra Mining) since September 2012 and Executive Vice President - Corporate Development since 2007. Mr. White previously held the position as Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd and as well as senior financial positions and BHP Billiton.  Mr White  also holds a degree in Geological Engineering from the University of British Columbia.

Richard Colterjohn, B.Comm, MBA – Mr. Colterjohn has been Managing Partner at Glencoban Capital Management Inc., a private merchant banking firm since 2002.  He also was the founder, President and CEO of Centenario Copper Corporation, a development stage copper company active in Chile from 2006 to 2009. Since 2002, he has also served as a director of six other Canadian public mining sector companies: AuRico Gold Inc. (ongoing), Roxgold Inc. (ongoing), Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd. and Explorator Resources Inc. Prior to April 2002, Mr. Colterjohn was Managing Director at UBS Bunting Warburg Inc., an investment dealer.

Peter Barnes, Chartered Accountant, D.Sc (Econ)., ICD.D - Mr. Barnes has been a Director of CB Gold Inc. since April 2010, where he is the non-executive Chairman and a member of the Audit Committee and the Governance Committee. He was formerly the CEO and director of Silver Wheaton Corp. from 2006 to 2011, and one of Silver Wheaton’s founders in 2004. Mr. Barnes was Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006 and a Director of Avanti Mining Inc. from June 2007 to April 2012. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.

The Board of Directors has determined that each of the Audit Committee members is an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an “independent director” as that term is defined by the rules contained in the NYSE MKT LLC Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees

The aggregate fees by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2013 Cdn$	Year ended December 31, 2012 Cdn$
Audit Fees	$229,700	$250,465
Tax Fees	$141,710	$169,205
All Other Fees	0	0
Total	$371,410	$419,670

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees
Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the interim reviews of the Company’s unaudited consolidated financial statements, additional services provided in connection with statutory and regulatory filings or engagements, including for the Company’s wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

Tax Fees (tax compliance, tax advice and tax planning)
Tax fees are those incurred for professional services rendered by Deloitte LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax); continued tax planning and advisory services on potential restructuring and spin-out projects; and, preparation of a Transfer Pricing report.

All Other Fees
There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

Compensation Committee

The Compensation Committee is comprised of independent directors Richard Colterjohn (Chairman), Eric Carlson and Richard Clark. The primary objective of this committee is to discharge the Board of Director’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Peter Barnes (Chairman), Eric Carlson and Jonathan Rubenstein. The primary objective of this committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Disclosure Committee

The Disclosure Committee is comprised of George Paspalas (Chairman), Larry Taddei, Peter Megaw and Richard Clark. The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Timely Disclosure, Confidentiality and Insider Trading Policy, which may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Finance Committee

The Finance Committee is comprised of Peter Barnes, Frank Hallam and Richard Colterjohn.  The Finance Committee is a non-standing board appointed committee with the primary objective of providing the Board with recommendations relating to financing structures available to the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject, other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see “General Development of the Business – Three Year History – Year Ended December 31, 2012 – Soil Use Change Permit and Surface Access”).

As of December 31, 2013, the Company is not subject to:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2013; or

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2013.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property in 2005 from Bugambilias and Bugambilias has retained a NSR royalty interest in that property. The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. Dr. Megaw is also a principal of IMDEX/Cascabel. The Company previously held an option from Cascabel to earn an interest in the mineral claims of the Salemex property.  The Salemex property option was terminated in the year ended December 31, 2010, and in accordance with a provision of the agreement governing the option, Cascabel was paid a termination fee of $50,000. The Company is also obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.  Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $315,662 (December 31, 2012: $321,723) and exploration reimbursements and other field costs totaling $2,160,051 (December 31, 2012: $2,374,816) under the Field Services Agreement between the parties.

Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a ‘Right of First Refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across.  As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others.  MAG, and solely at MAG’S discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG.  In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finders Fee may be payable by MAG on any new property of merit.

Upon the retirement of Dan MacInnis as President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis, to which it paid consulting fees of $114,215 in the year ended December 31, 2013. Mr. MacInnis remains as a member of the Board of Directors.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

           Computershare Investor Services Inc.
           3rd floor – 510 Burrard Street
           Vancouver, British Columbia
           Canada  V6C 3B9

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

•	the Shareholders Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio. See “Description of the Business – General – Economic Dependence”, above.

INTERESTS OF EXPERTS

The Company’s technical reports, including the following listed reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Michael Thomas, MAusIMM (CP), AMC Consultants Pty Limited, Henrik Thalenhorst, P. Geo., Strathcona Mineral Services Limited; and Alan Riles, MAIG, AMC Mining Consultants (Canada) Limited - a NI 43-101 technical report, dated July 1, 2012, entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A. de C.V.”

David Ross, P.Geo, of Roscoe Postle Associates Inc. - a NI 43-101 technical report, dated November 14, 2012, entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico and a NI 43-101 technical report, dated September 10, 2010 entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico.”

To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte LLP, have prepared the report of the independent registered public accounting firm attached to the Company’s audited consolidated financial statements for the most recent financial year end.  Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company’s Information Circular for the annual general and special meeting held on June 18, 2013, which is incorporated herein by reference.

Additional financial information is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013.

Copies of the above and additional information relating to the Company may be obtained on the Company’s website at www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

Schedule “A”

MAG SILVER CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•
Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•
review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

"Au" is the elemental symbol for gold.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo property” is described commencing on page 56 of this AIF.

“Common Shares” is the Common Shares without par value in the capital of the Company.

“Company” or “MAG” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 “fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refers to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/t = 1.0 troy ounce/ton).

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 33 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“manto” refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

“Mineral Reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “Mineral Resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz” is the metric ounce.

“oz/t or opt” refers to troy ounces per ton.

“Pozo Seco”, is Minera Pozo Seco, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

 “SEC” is the Securities and Exchange Commission of the United States of America.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“Sierra Vieja”, is Minera Sierra Vieja, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 16%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.